UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cigna 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

Required Information

Financial statements and schedules for the Cigna 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2017 and 2016

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	6

Notes to the Financial Statements	7

Supplemental Schedule*

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	18
*Other supplemental schedules required by Section 2520.103‑10 of the Department of  Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been  omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Cigna 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Cigna 401(k) Plan  (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 26, 2018

We have served as the Plan’s auditor since at least 1994. We have not determined the specific year we began serving as auditor of the Plan.

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2017	2016
	(In thousands)
Assets

Investments, at fair value (See Note 3)	$3,955,826	$3,024,898

Investments, at contract value (See Note 4)	2,013,750	1,932,851

Notes receivable	91,783	88,482

Employer contributions receivable	6,380	6,366

Net assets available for benefits	$6,067,739	$5,052,597

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2017
(In thousands)

Investment Income

Net appreciation in fair value of investments	$890,207

Interest	56,428

Dividends	210

Net investment income	946,845

Interest income on notes receivable from participants	2,810

Contributions

Employee contributions	226,393

Employer contributions	118,766

Rollover contributions	27,395

Total contributions	372,554

Deductions

Benefits paid to participants	(305,184)

Plan expenses	(1,883)

Total deductions	(307,067)

Net increase	1,015,142

Net assets available for benefits
Beginning of year	5,052,597

End of year	$6,067,739

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the Cigna 401(k) Plan (the "Plan") provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the Plan's Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of participating subsidiaries of Cigna Corporation ("Cigna", the "Company" or "Plan Sponsor") are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  As of December 31, 2017 and 2016 and for the year ended December 31, 2017, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Plan Administration

The Cigna Corporation Retirement Plan Committee, which is comprised of three members of Cigna's management, is the primary Plan fiduciary. This committee delegates responsibility for administration of the Plan to the Plan Administrator, a Cigna employee, and responsibility for the Plan's financial management to Cigna's Chief Financial Officer (CFO).  The Plan Administrator and CFO have arranged with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions on behalf of the Plan.  The Retirement Plan Committee is responsible for, among other things, selecting and monitoring the Plan's investments.

Investments

The Plan's investment options include a fixed income fund, which is supported by both traditional and synthetic fully benefit-responsive investment contracts (see Note 5); Cigna common stock; and pooled separate accounts that invest in a variety of underlying funds. Participants may transfer assets among the investment options, subject to certain restrictions.  For example, transfers involving assets invested in Cigna common stock may be subject to restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.  See Notes 3 and 4 for additional information regarding the Plan's investment options.

The Plan uses an age-appropriate Moderate target portfolio under Prudential Retirement's GoalMaker® asset allocation program (GoalMaker) as its default investment option. GoalMaker meets the requirements to be a Qualified Default Investment Alternative (QDIA) under federal law.  Participants are invested in the QDIA if they have not made their own investment allocation election or may be invested due to a plan merger if they do not elect how their old plan account should be invested after the plan merger occurs.

Employee Contributions

The Plan permits employees to make pre-tax and Roth contributions (regular and catch-up). The contribution rate maximum is 80% of a participant's eligible pay.  This is a total limit that applies to all employee contributions.  As a result of the Plan's use of a "qualified automatic contribution arrangement" (QACA) safe harbor, highly-compensated employees are not subject to a separate contribution rate limit.

The Plan uses an automatic contribution rate increase program called Contribution Accelerator.  If an eligible participant's pre-tax contribution rate is at least 1% but less than 8%, the contribution rate is automatically increased by 1% at the beginning of each year until it reaches 8%.  Eligible participants can opt out of Contribution Accelerator or change the date when the increase would go into effect each year.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service (IRS).  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code (IRC) limitations and any restrictions imposed under Cigna Corporation's Policy on Securities Transactions and Insider Trading.

Employer Contributions

All employees are eligible for employer-matching contributions as soon as they join the Plan. Regular matching contributions are made at the same time employee contributions are made, typically bi-weekly, but no less frequently than monthly.

The Plan also provides a "true-up" matching contribution after the close of each Plan year.  The true-up match is an added employer contribution, if necessary to make the year's total matching contributions equal to what they would have been on a "look-back" if all employee match eligible contributions were made as of the end of the year and matching contributions were based on the participant's total annual eligible earnings as of the end of the year.  The true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee's contributions rates during the year.

All types of matching contributions (regular and true-up) are collectively referred to as "employer contributions."

The maximum effective regular matching contribution is equal to 4.5% of a participant's eligible earnings.  The actual match rate is equal to: 100% of the participant's first 3% of pay contributed (a 3% of pay match), plus 50% of the participant's next 3% of pay contributed (a 1.5% of pay match).  The company match rate applies to pre-tax, Roth contributions and catch-up contributions – to the extent those contributions are part of an employee's first 6% of pay contributed.

Following the passage of U.S. tax reform legislation in 2017, the Plan Sponsor has committed to providing an additional dollar for dollar match on the first one percent (1%) of eligible pay for 2018.  Cigna estimates this additional matching contribution to be about $30 million in 2018.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other "eligible retirement plans," as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer contribution and investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Vesting

Employee contributions and related investment earnings are fully vested at all times.

Employer contributions and related investment earnings become fully vested upon completion of two years of service.  Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating Cigna company that is sold and does not maintain a successor plan.  Early vesting also would occur if Cigna discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

A participant who is not fully vested forfeits any unvested employer contributions and related investment earnings upon termination of employment.  Forfeited amounts are restored if a participant returns to Cigna before incurring five consecutive one-year breaks in service.  Forfeited amounts may be used to reduce future employer contributions and to offset certain plan expenses (other than routine administrative expenses) as determined by the Plan Administrator.  Employer contributions were reduced by forfeited amounts of approximately $1.4 million in 2017.

Notes Receivable

The notes receivable amount represents the unpaid principal balance on unpaid loans. The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, including restriction of post-2009 Cigna employer contributions, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant's primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant's vested account balance.  PRIAC charges the participant a $50 fee to process Plan loans and a $25 annual loan maintenance fee for new loans initiated after March 29, 2018.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If the participant's vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to an Individual Retirement Account or Individual Retirement Annuity (IRA) sponsored by a Prudential Retirement affiliate.  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. If a Plan participant with a balance greater than $5,000 terminates and does not withdraw funds, the account becomes inactive. Inactive plan participants can request withdrawals at any time.  Also, when a participant reaches age 70 ½, required minimum distributions must be made in accordance with IRS formulas.  To the extent a participant's account is invested in Cigna common stock, the participant may elect to receive such amounts in shares.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

Administrative expenses and certain investment management fees are reported separately, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options.  For the year ended December 31, 2017, the annualized fee was 0.04% of the participant's account balance up to a maximum of $200.

Brokers' commissions resulting from buying or selling Cigna common stock are paid from the participants' account balances and are reflected as a reduction of investment income in these financial statements.  Fees related to pooled separate accounts and underlying fund investments are netted against investment returns of each pooled separate account.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by Cigna.

Plan Termination

Cigna intends to continue the Plan indefinitely but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time prior to that.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner Cigna elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).  Amounts recorded in the financial statements reflect management's estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.  In preparing these financial statements, management has evaluated events that occurred between December 31, 2017 and the date that the financial statements were issued, June 26, 2018 and determined that no additional disclosures were required.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Valuation of Investments and Income Recognition

Except for the fully benefit-responsive benefit investment contracts, plan investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value of Cigna common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the ex-dividend date.  Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Fair Value Measurements

The Plan carries financial instruments, except the fully benefit-responsive investment contracts and notes receivable, at fair value in the financial statements. Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, fair value is estimated using methods, models and assumptions that the Plan Sponsor believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan Sponsor, which becomes significant with increasingly complex instruments or pricing models.

The Plan's financial assets carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset's classification is based on the lowest level input that is significant to its measurement.  For example, a financial asset carried at fair value would be classified in Level 3 if unobservable inputs were significant to the instrument's fair value, even though the measurement may be derived using inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2017 and 2016 about the Plan's financial assets carried at fair value on a recurring basis.

2017	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$1,001,178	$-	$1,001,178
Pooled separate accounts:
Fixed maturities	-	134,011	134,011
Equity securities	-	2,820,637	2,820,637
Total assets at fair value	$1,001,178	$2,954,648	$3,955,826

2016	Quoted Prices	Significant
	in Active	Other
	Markets for	Observable
	Identical Assets	Inputs
(In thousands)	(Level 1)	(Level 2)	Total
Assets at fair value:
Common stock	$711,170	$-	$711,170
Pooled separate accounts:
Fixed maturities	-	107,223	107,223
Equity securities	-	2,206,505	2,206,505
Total assets at fair value	$711,170	$2,313,728	$3,024,898

Level 1 Financial Assets

Inputs include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Level 1 assets consist of shares of Cigna common stock valued at the closing price reported on the active markets on which Cigna common stock is traded.

Level 2 Financial Assets

Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan Sponsor determines that unobservable inputs are insignificant.

Level 2 assets consist of investments in pooled separate accounts of PRIAC, investing in fixed income and equity security mutual funds.  These investments are priced daily using the unadjusted NAV as of the reporting date, which is the basis for current transactions. As these transactions occur directly with PRIAC and not on active markets, they are less observable and classified in Level 2.There have been no transfers between Level 1 and Level 2 assets for the years ended December 31, 2017and 2016.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 4 – Financial Assets Carried at Contract Value

The Plan's Fixed Income Fund is supported by four separate fully benefit-responsive investment contracts, including a traditional investment contract and three synthetic investment contracts. The Fixed Income Fund is a "fund of funds", and blends the crediting rates of the individual investment contracts to create a single melded crediting rate for the Fixed Income Fund. The melded rate approximates the rates of the supporting investment contracts and is utilized for Plan accounting purposes only.  While PRIAC does not guarantee, support or otherwise back the melded book value, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at their melded book value.

The Plan transacts with each of the four separate contract issuers at contract value. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at their contract value in the statements of net assets available for benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the Plan if participants were to initiate permitted transactions. Contract value represents contributions made under each contract, plus earnings, less withdrawals, and administrative expenses.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

	As of December 31,
(In thousands)	2017	2016
Financial assets at contract value:
Traditional investment contract	$1,012,788	$1,455,689
Synthetic investment contracts	1,000,962	477,162
Total	$2,013,750	$1,932,851

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself and there are no reserves against contract value for the credit risk of the contract issuer.

Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include three wrapper contracts with, the Prudential Insurance Company of America (PICA), Voya Retirement Insurance and Annuity Company (VRIAC), and Massachusetts Mutual Life Insurance Company (MassMutual), each of which provide a guarantee that their crediting rate will not fall below 0 percent. Assets supporting these contracts are comprised of diversified fixed income securities. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are reviewed not less than annually for resetting, and any adjustments can then be passed through to participants, which would generally be performed through updating of the crediting rate for the Fixed Income Fund in order to bring the melded book value of the participants in line with the Plan's cumulative contract value on the four underlying fully benefit-responsive investment contracts.

The traditional investment contract held by the Plan is a guaranteed investment contract with PRIAC. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0 percent and is reviewed not less than annually for resetting.

The Plan's ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
2.	Premature termination of the contracts;
3.	Plan termination or merger;
4.	Changes to the Plan's prohibition on competing investment options;
5.	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations;
6.	Bankruptcy of PRIAC, the contract issuer to the traditional investment contract.
Note that if these certain events were to occur, the Plan may not be able to transact at contract value with the contract issuers and may elect to reflect any difference between market value and contract value by adjusting participants' melded book value in the Fixed Income Fund. It is possible that under such events participants' melded book value may decrease, however, the Plan Sponsor does not believe it is probable that such events will occur.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 5 - Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption.  This was confirmed by the IRS through the issuance to Cigna of a favorable Determination Letter dated March 27, 2018.  Management believes that no transaction, plan amendment or other action has been undertaken since the issuance of this IRS determination which would compromise the Plan's exempt status.  The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past.  Tax years that remain open and subject to an audit based on IRS general procedures are 2013 to 2017.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2017 and 2016, there were no uncertain positions taken that had an effect on the Plan financial statements or that required disclosure.

Note 6 - Related Party Transactions and Party in Interest Transactions

The Plan invests in Cigna common stock.  During the year ended December 31, 2017, the Plan purchased shares of Cigna common stock for approximately $24.6 million and sold shares of Cigna common stock for approximately $94.3 million, and experienced net appreciation of approximately $68.3 million.

The Plan also invests in pooled separate accounts and fully benefit-responsive investment contracts, which are administered by PRIAC, the Plan's third party administrator and record-keeper.  Activity reported by PRIAC for these investments qualify as party in interest transactions.  Fees incurred by the Plan for administrative services are included in Plan expenses and totaled $1.6 million in 2017.  These have been paid directly to PRIAC.

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks, including credit risk on fully benefit-responsive investment contracts.  Credit risk exists for these contracts because there are no reserves by the insurance company against the contract value disclosed, other than the underlying assets of the synthetic investment contracts, which the Plan owns.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

CIGNA 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017.

Net Assets available for benefits per the Statements of Net Assets Available
for Benefits	$6,067,739
Difference between contract value and current value on fully benefit-
responsive contracts (a)	(8,775)
Net Assets available for benefits per the Form 5500	$6,058,964

(a) Fully benefit-responsive contracts are required to be carried at contract value in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

	CIGNA 401(k) PLAN

	FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
	(HELD AT END OF YEAR)

	As of December 31, 2017
	(In thousands)

		Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value				Current Value
*	Cigna	CIGNA COMMON STOCK	COMMON STOCK				$1,001,178

*	PRIAC	DRYDEN S&P 500 INDEX	POOLED SEPARATE ACCOUNT				$507,386

*	PRIAC	LARGE CAP BLEND FUND	POOLED SEPARATE ACCOUNT				$782,566

*	PRIAC	MID CAP BLEND FUND	POOLED SEPARATE ACCOUNT				$401,464

*	PRIAC	SMALL CAP BLEND FUND	POOLED SEPARATE ACCOUNT				$398,434

*	PRIAC	INTERNATIONAL STOCK FUND	POOLED SEPARATE ACCOUNT				$411,913

*	PRIAC	BLACKROCK EXTENDED EQUITY MARKET INDEX FUND	POOLED SEPARATE ACCOUNT				$195,526

*	PRIAC	FOREIGN STOCK INDEX FUND	POOLED SEPARATE ACCOUNT				$123,348

*	PRIAC	PRUDENTIAL INVESTMENT MANAGEMENT, INC. HIGH YIELD BOND FUND	POOLED SEPARATE ACCOUNT				$134,011

*	PRIAC	GUARANTEED LONG TERM FUND (CONTRACT INTEREST RATE: 3.35%)	GENERAL ACCOUNT CONTRACT				$1,012,788

	VOYA	CIGNA STABLE VALUE FUND (CONTRACT INTEREST RATE: 1.63%)	SYNTHETIC CONTRACT				$438,366

*	PICA	PRUDENTIAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 2.03%):	SYNTHETIC CONTRACT
		COMMERCIAL MORTGAGE SEPARATE ACCOUNT	SEPARATE ACCOUNT				$40,468
		PRIVEST SEPARATE ACCOUNT	SEPARATE ACCOUNT				$40,889
		ALLY MASTER OWNER TRUST	ASSET-BACKED SECURITY	1.88%	DUE	02/15/2021	401
		AMERICAN EXPRESS CREDIT ACCOUN	ASSET-BACKED SECURITY	1.86%	DUE	02/18/2025	201
		AMERICREDIT AUTOMOBILE RECEIVA	ASSET-BACKED SECURITY	2.41%	DUE	07/08/2022	99
		AMERICREDIT AUTOMOBILE RECEIVA	ASSET-BACKED SECURITY	2.60%	DUE	09/18/2023	399
		AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.10%	DUE	03/20/2019	300
		AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.10%	DUE	03/20/2019	500
		AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	1.92%	DUE	09/20/2019	1,298
		AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.63%	DUE	12/20/2021	299
		CHASE ISSUANCE TRUST	ASSET-BACKED SECURITY	1.88%	DUE	03/15/2024	201
		CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	2.19%	DUE	11/20/2023	595
		CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	1.89%	DUE	12/07/2023	505
		CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	2.15%	DUE	04/22/2026	202
		CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	2.15%	DUE	04/22/2026	101
		CITIBANK CREDIT CARD ISSUANCE	ASSET-BACKED SECURITY	1.78%	DUE	08/08/2024	402
		DISCOVER CARD MASTER TRUST	ASSET-BACKED SECURITY	1.97%	DUE	07/15/2024	302
		DISCOVER CARD MASTER TRUST	ASSET-BACKED SECURITY	2.53%	DUE	10/15/2026	299
		ENTERPRISE FLEET FINANCING LLC	ASSET-BACKED SECURITY	2.13%	DUE	07/20/2022	294
		ENTERPRISE FLEET FINANCING LLC	ASSET-BACKED SECURITY	2.13%	DUE	07/20/2022	196

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ENTERPRISE FLEET FINANCING LLC	ASSET-BACKED SECURITY	1.97%	DUE	01/20/2023	200
EXETER AUTOMOBLIE RECEIVABLES	ASSET-BACKED SECURITY	2.05%	DUE	12/15/2021	343
FORD CREDIT FLOORPLAN MASTER	ASSET-BACKED SECURITY	1.94%	DUE	11/15/2021	503
FORD CREDIT FLOORPLAN MASTER	ASSET-BACKED SECURITY	2.48%	DUE	09/15/2024	796
FORD CREDIT AUTO LEASE TRUST	ASSET-BACKED SECURITY	2.36%	DUE	03/15/2029	1,090
FORD CREDIT AUTO OWNER TRUST/F	ASSET-BACKED SECURITY	2.31%	DUE	08/15/2027	598
FORD CREDIT AUTO OWNER TRUST/F	ASSET-BACKED SECURITY	2.03%	DUE	12/15/2027	296
FORD CREDIT AUTO OWNER TRUST F	ASSET-BACKED SECURITY	2.62%	DUE	08/15/2028	600
GMF FLOORPLAN OWNER REVOLVING	ASSET-BACKED SECURITY	2.05%	DUE	01/18/2022	604
HUNTINGTON AUTO TRUST	ASSET-BACKED SECURITY	1.59%	DUE	11/16/2020	598
DRB PRIME STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.81%	DUE	11/25/2042	298
MMAF EQUIPMENT FINANCE LLC	ASSET-BACKED SECURITY	2.41%	DUE	08/16/2024	298
MMAF EQUIPMENT FINANCE LLC	ASSET-BACKED SECURITY	2.41%	DUE	11/15/2024	298
MMAF EQUIPMENT FINANCE LLC	ASSET-BACKED SECURITY	2.72%	DUE	06/15/2040	497
NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.94%	DUE	07/26/2066	174
NISSAN MASTER OWNER TRUST REC	ASSET-BACKED SECURITY	2.13%	DUE	06/15/2021	503
NORTH CAROLINA STATE EDUCATION	ASSET-BACKED SECURITY	2.17%	DUE	07/25/2036	501
ONEMAIN DIRECT AUTO RECEIVABLE	ASSET-BACKED SECURITY	2.55%	DUE	11/14/2023	999
ONEMAIN DIRECT AUTO RECEIVABLE	ASSET-BACKED SECURITY	2.82%	DUE	07/15/2024	299
ONEMAIN FINANCIAL ISSUANCE TRU	ASSET-BACKED SECURITY	2.27%	DUE	09/14/2032	503
ONEMAIN DIRECT AUTO RECEIVABLE	ASSET-BACKED SECURITY	2.16%	DUE	10/15/2020	698
SOCIAL PROFESSIONAL LOAN PROGR	ASSET-BACKED SECURITY	2.84%	DUE	01/25/2041	1,001
SPRINGLEAF FUNDING TRUST	ASSET-BACKED SECURITY	3.16%	DUE	11/15/2024	602
SPRINGLEAF FUNDING TRUST	ASSET-BACKED SECURITY	3.16%	DUE	11/15/2024	657
SPRINGFIELD FUNDING TRUST	ASSET-BACKED SECURITY	2.90%	DUE	11/15/2029	401
SPRINGFIELD FUNDING TRUST	ASSET-BACKED SECURITY	2.68%	DUE	07/15/2030	198
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	991
COMM 2014 UBS2	CMO-CMBS	3.96%	DUE	03/10/2047	1,466
BBCCRE TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.97%	DUE	08/10/2033	1,017
BARCLAYS COMMERCIAL MORTGAGE S	COLLATERIZED MORTGAGE OBLIGATION	2.94%	DUE	08/14/2036	881
BANK	COLLATERIZED MORTGAGE OBLIGATION	3.29%	DUE	07/15/2060	142
BANK	COLLATERIZED MORTGAGE OBLIGATION	2.77%	DUE	11/15/2054	699
BANK	COLLATERIZED MORTGAGE OBLIGATION	3.09%	DUE	09/15/2060	1,207
CD 16 CD1	COLLATERIZED MORTGAGE OBLIGATION	2.46%	DUE	08/10/2049	1,149
CFCRE COMMERCIAL MORTGAGE TRUS	COLLATERIZED MORTGAGE OBLIGATION	3.59%	DUE	12/10/2054	615
COMM MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	4.05%	DUE	10/10/2046	266
COMM MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	4.05%	DUE	10/10/2046	478
COMM MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	2.83%	DUE	10/10/2049	1,077
COMM	COLLATERIZED MORTGAGE OBLIGATION	3.35%	DUE	02/10/2048	1,221
CITIGROUP COMMERCIAL MORTGAGE	COLLATERIZED MORTGAGE OBLIGATION	2.58%	DUE	08/10/2049	1,155
CITIGROUP COMMERCIAL MORTGAGE	COLLATERIZED MORTGAGE OBLIGATION	2.58%	DUE	08/10/2049	1,155
CITIGROUP COMMERCIAL MORTGAGE	COLLATERIZED MORTGAGE OBLIGATION	3.46%	DUE	12/10/2049	618
CGCMT	COLLATERIZED MORTGAGE OBLIGATION	3.11%	DUE	09/15/2050	1,206
CITYLINE COMMERCIAL MORTGAGE T	COLLATERIZED MORTGAGE OBLIGATION	2.78%	DUE	11/10/2031	396
CITYLINE COMMERCIAL MORTGAGE T	COLLATERIZED MORTGAGE OBLIGATION	2.78%	DUE	11/10/2031	692
CBSLT 17 BGS	COLLATERIZED MORTGAGE OBLIGATION	2.68%	DUE	09/25/2042	687

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
FNMA	COLLATERIZED MORTGAGE OBLIGATION	2.94%	DUE	11/25/2025	1,165
FNMA	COLLATERIZED MORTGAGE OBLIGATION	2.37%	DUE	07/25/2026	578
FNMA	COLLATERIZED MORTGAGE OBLIGATION	2.25%	DUE	07/25/2026	950
FNMA	COLLATERIZED MORTGAGE OBLIGATION	2.42%	DUE	10/25/2026	193
FANNIEMAE ACES	COLLATERIZED MORTGAGE OBLIGATION	2.36%	DUE	09/25/2026	963
FANNIEMAE ACES	COLLATERIZED MORTGAGE OBLIGATION	2.36%	DUE	09/25/2026	1,059
FNMA	COLLATERIZED MORTGAGE OBLIGATION	2.48%	DUE	09/25/2026	1,070
GS MORTGAGE SECURITIES TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.52%	DUE	06/10/2047	1,852
GSMS 17 GS7	COLLATERIZED MORTGAGE OBLIGATION	3.20%	DUE	08/10/2050	1,013
JPMBB COMMERCIAL MORTGAGE SECU	COLLATERIZED MORTGAGE OBLIGATION	4.00%	DUE	04/15/2047	2,645
LADDER CAPITAL COMMERCIAL MORT	COLLATERIZED MORTGAGE OBLIGATION	3.13%	DUE	07/12/2050	611
MILL CITY MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	2.75%	DUE	02/25/2058	668
MORGAN STANLEY BAML TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.46%	DUE	12/15/2049	617
MORGAN STANLEY BAML TRUST	COLLATERIZED MORTGAGE OBLIGATION	2.73%	DUE	11/15/2049	592
MORGAN STANLEY CAPITAL I TRUST	COLLATERIZED MORTGAGE OBLIGATION	2.53%	DUE	08/15/2049	575
TOWD POINT MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	2.15%	DUE	02/25/2057	1,052
UBS BARCLAYS COMMERCIAL MORTGA	COLLATERIZED MORTGAGE OBLIGATION	2.73%	DUE	08/10/2049	336
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	2.67%	DUE	07/15/2048	1,263
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	2.40%	DUE	08/15/2049	1,142
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	2.68%	DUE	10/15/2049	1,168
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	2.81%	DUE	11/15/2059	588
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	3.52%	DUE	12/15/2049	619
WELLS FARGO COMMERCIAL MORTGAG	COLLATERIZED MORTGAGE OBLIGATION	3.39%	DUE	11/15/2050	1,229
AEP TRANSMISSION CO LLC	CORPORATE BOND	3.10%	DUE	12/01/2026	55
AT&T INC	CORPORATE BOND	4.12%	DUE	02/17/2026	742
ABBOTT LABORATORIES	CORPORATE BOND	2.90%	DUE	11/30/2021	298
ABBVIE INC	CORPORATE BOND	3.60%	DUE	05/14/2025	565
ACTAVIS FUNDING SCS	CORPORATE BOND	3.80%	DUE	03/15/2025	713
ACTAVIS FUNDING SCS	CORPORATE BOND	3.80%	DUE	03/15/2025	356
AMERICAN INTERNATIONAL GROUP	CORPORATE BOND	4.12%	DUE	02/15/2024	951
AMGEN INC	CORPORATE BOND	2.60%	DUE	08/19/2026	598
APACHE CORP	CORPORATE BOND	2.62%	DUE	01/15/2023	539
APACHE CORP	CORPORATE BOND	2.62%	DUE	01/15/2023	539
APPLE INC	CORPORATE BOND	2.85%	DUE	02/23/2023	608
ARCH CAPITAL FINANCE LLC	CORPORATE BOND	4.01%	DUE	12/15/2026	52
ARCH CAPITAL FINANCE LLC	CORPORATE BOND	4.01%	DUE	12/15/2026	1,041
BAT CAPITAL CORP	CORPORATE BOND	2.76%	DUE	08/15/2022	985
BMW US CAPITAL LLC	CORPORATE BOND	2.25%	DUE	09/15/2023	529
BNP PARIBAS	CORPORATE BOND	4.62%	DUE	03/13/2027	320
BAIDU.COM ADR	CORPORATE BOND	3.25%	DUE	08/06/2018	201
BAKER HUGHES A GE CO LLC	CORPORATE BOND	3.34%	DUE	12/15/2027	240
BANCO DE CREDITO DEL PER	CORPORATE BOND	2.25%	DUE	10/25/2019	200

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
BANK OF AMERICA CORP	CORPORATE BOND	4.12%	DUE	01/22/2024	1,249
BANK OF AMERICA CORP	CORPORATE BOND	4.20%	DUE	08/26/2024	395
BANK OF AMERICA CORP	CORPORATE BOND	4.45%	DUE	03/03/2026	587
BANK OF AMERICA CORP	CORPORATE BOND	3.50%	DUE	04/19/2026	639
BANK OF AMERICA CORP	CORPORATE BOND	3.59%	DUE	07/21/2028	71
BANK OF NY MELLON CORP	CORPORATE BOND	2.20%	DUE	08/16/2023	824
BARCLAYS PLC	CORPORATE BOND	3.65%	DUE	03/16/2025	424
BARCLAYS PLC	CORPORATE BOND	3.68%	DUE	01/10/2023	335
BARCLAYS PLC	CORPORATE BOND	4.34%	DUE	01/10/2028	217
BAXTER INTERNATIONAL	CORPORATE BOND	2.60%	DUE	08/15/2026	153
BNP PARIBAS	CORPORATE BOND	2.95%	DUE	05/23/2022	200
BROADCOM CRP CAYMN FI	CORPORATE BOND	3.62%	DUE	01/15/2024	283
CVS CAREMARK CORP	CORPORATE BOND	4.00%	DUE	12/05/2023	520
CAPITAL ONE NA	CORPORATE BOND	2.25%	DUE	09/13/2021	432
CATERPILLAR FIN SERVICE CORP	CORPORATE BOND	1.70%	DUE	08/09/2021	429
CELGENE CORP	CORPORATE BOND	2.25%	DUE	08/15/2021	946
CENTERPOINT ENERGY HOUSTON	CORPORATE BOND	2.40%	DUE	09/01/2026	162
CENTERPOINT ENERGY HOUSTON	CORPORATE BOND	3.00%	DUE	02/01/2027	926
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.91%	DUE	07/23/2025	532
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.20%	DUE	03/15/2028	407
CITIGROUP INC	CORPORATE BOND	3.88%	DUE	03/26/2025	358
CITIGROUP INC	CORPORATE BOND	4.45%	DUE	09/29/2027	371
CITIGROUP INC	CORPORATE BOND	3.40%	DUE	05/01/2026	377
CITIGROUP INC	CORPORATE BOND	3.40%	DUE	05/01/2026	1,308
COCA-COLA FEMSA SAB CV	CORPORATE BOND	2.38%	DUE	11/26/2018	301
COLORADO INTERSTATE GAS CO LLC	CORPORATE BOND	4.15%	DUE	08/15/2026	170
COMCAST CORP	CORPORATE BOND	3.15%	DUE	02/15/2028	1,264
COMMONWEALTH EDISON	CORPORATE BOND	2.95%	DUE	08/15/2027	386
CONCHO RESOURCES INC	CORPORATE BOND	3.75%	DUE	10/01/2027	187
CREDIT SUISSE GROUP-SPON ADR	CORPORATE BOND	3.00%	DUE	12/14/2023	968
CROWN CASTLE INTERNATIONAL	CORPORATE BOND	4.88%	DUE	04/15/2022	322
DDR CORP	CORPORATE BOND	3.90%	DUE	08/15/2024	841
DELTA AIR LINES	CORPORATE BOND	2.88%	DUE	03/13/2020	126
DEVON ENERGY CORP	CORPORATE BOND	3.25%	DUE	05/15/2022	458
DEXIA CREDIT LOCAL	CORPORATE BOND	2.25%	DUE	02/18/2020	499
DEXIA CREDIT LOCAL SA NY	CORPORATE BOND	1.88%	DUE	01/29/2020	496
DIGITAL REALTY TRUST LP	CORPORATE BOND	3.70%	DUE	08/15/2027	801
DISCOVER BANK	CORPORATE BOND	3.45%	DUE	07/27/2026	321
DISCOVERY COMMUNICATIONS	CORPORATE BOND	3.95%	DUE	03/20/2028	274
DOMINION ENERGY INC	CORPORATE BOND	2.85%	DUE	08/15/2026	43
DUKE ENERGY CORP	CORPORATE BOND	2.65%	DUE	09/01/2026	129
DUKE ENERGY CORP	CORPORATE BOND	3.15%	DUE	08/15/2027	1,028
ERAC USA FINANCE COMPANY	CORPORATE BOND	3.30%	DUE	12/01/2026	521
ERAC USA FINANCE COMPANY	CORPORATE BOND	3.30%	DUE	12/01/2026	248
EDISON INTERNATIONAL	CORPORATE BOND	2.40%	DUE	09/15/2022	225
ELECTRONIC ARTS	CORPORATE BOND	3.70%	DUE	03/01/2021	206
EMERA US FINANCE LP	CORPORATE BOND	2.70%	DUE	06/15/2021	329
EMERA US FINANCE LP	CORPORATE BOND	3.55%	DUE	06/15/2026	501
ENEL FINANCE INTL NV	CORPORATE BOND	3.50%	DUE	04/06/2028	284
ENTERGY CORP	CORPORATE BOND	2.95%	DUE	09/01/2026	418
EXPRESS SCRIPTS HOLDING CO	CORPORATE BOND	4.50%	DUE	02/25/2026	488
EXPRESS SCRIPTS HOLDING CO	CORPORATE BOND	4.50%	DUE	02/25/2026	159
EXPRESS SCRIPTS HOLDING CO	CORPORATE BOND	3.40%	DUE	03/01/2027	118

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
FIDELITY NATIONAL INFORMATION	CORPORATE BOND	2.25%	DUE	08/15/2021	295
FIDELITY NATIONAL INFORMATION	CORPORATE BOND	2.25%	DUE	08/15/2021	202
FORD MOTOR CREDIT CO	CORPORATE BOND	4.39%	DUE	01/08/2026	682
FORD MOTOR CREDIT CO	CORPORATE BOND	2.98%	DUE	08/03/2022	598
FORTIS INC	CORPORATE BOND	3.06%	DUE	10/04/2026	628
GENERAL MOTORS FINL CO	CORPORATE BOND	5.25%	DUE	03/01/2026	715
GENERAL MOTORS FINL CO	CORPORATE BOND	3.15%	DUE	06/30/2022	500
GILEAD SCIENCES	CORPORATE BOND	2.50%	DUE	09/01/2023	123
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.85%	DUE	07/08/2024	1,504
GOLDMAN SACHS GROUP INC	CORPORATE BOND	4.25%	DUE	10/21/2025	549
GOLDMAN SACHS GROUP INC	CORPORATE BOND	4.25%	DUE	10/21/2025	157
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.85%	DUE	01/26/2027	10
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.85%	DUE	01/26/2027	26
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.75%	DUE	02/25/2026	641
HUNTINGTON NATIONAL BANK	CORPORATE BOND	2.50%	DUE	08/07/2022	690
HUSKY ENERGY INC	CORPORATE BOND	4.00%	DUE	04/15/2024	366
HUTCHINSON WHAMPOA INT	CORPORATE BOND	5.75%	DUE	09/11/2019	263
INTERNATIONAL PAPER COMPANY	CORPORATE BOND	3.00%	DUE	02/15/2027	388
JP MORGAN CHASE & CO	CORPORATE BOND	3.88%	DUE	09/10/2024	704
JP MORGAN CHASE & CO	CORPORATE BOND	3.88%	DUE	09/10/2024	365
JP MORGAN CHASE & CO	CORPORATE BOND	3.90%	DUE	07/15/2025	1,153
JP MORGAN CHASE & CO	CORPORATE BOND	2.95%	DUE	10/01/2026	712
JEFFERIES GROUP INC	CORPORATE BOND	6.45%	DUE	06/08/2027	116
KINDER MORGAN ENERGY PART	CORPORATE BOND	5.95%	DUE	02/15/2018	251
LYB INTL FINANCE BV	CORPORATE BOND	4.00%	DUE	07/15/2023	785
LYONDELLBASELL IND NV	CORPORATE BOND	5.75%	DUE	04/15/2024	399
MPLX LP	CORPORATE BOND	4.12%	DUE	03/01/2027	56
MAGNA INTERNATIONAL INC	CORPORATE BOND	3.62%	DUE	06/15/2024	1,034
MAGNA INTERNATIONAL INC	CORPORATE BOND	4.15%	DUE	10/01/2025	266
MCCORMICK & CO	CORPORATE BOND	3.40%	DUE	08/15/2027	709
MICROSOFT CORP	CORPORATE BOND	2.00%	DUE	08/08/2023	826
MORGAN STANLEY	CORPORATE BOND	4.35%	DUE	09/08/2026	524
MORGAN STANLEY	CORPORATE BOND	4.35%	DUE	09/08/2026	262
MORGAN STANLEY	CORPORATE BOND	3.97%	DUE	07/22/2038	41
MORGAN STANLEY	CORPORATE BOND	3.88%	DUE	04/29/2024	1,279
MORGAN STANLEY	CORPORATE BOND	3.12%	DUE	07/27/2026	616
MYLAN NV	CORPORATE BOND	3.15%	DUE	06/15/2021	453
MYLAN NV	CORPORATE BOND	3.95%	DUE	06/15/2026	328
NOBLE ENERGY INC	CORPORATE BOND	3.90%	DUE	11/15/2024	360
ONEOK INC	CORPORATE BOND	4.00%	DUE	07/13/2027	66
ONEOK INC	CORPORATE BOND	4.00%	DUE	07/13/2027	405
ONEOK PARTNERS	CORPORATE BOND	3.80%	DUE	03/15/2020	439
ORACLE CORP	CORPORATE BOND	2.65%	DUE	07/15/2026	634
OWENS CORNING INC	CORPORATE BOND	4.20%	DUE	12/15/2022	524
OWENS CORNING INC	CORPORATE BOND	3.40%	DUE	08/15/2026	344
PROV ST JOSEPH HLTH OBL	CORPORATE BOND	2.75%	DUE	10/01/2026	208
PUBLIC SVC ELECTRIC & GAS	CORPORATE BOND	2.25%	DUE	09/15/2026	456
REGIONS FINANCIAL CORP	CORPORATE BOND	2.75%	DUE	08/14/2022	618
ROYAL BANK OF SCOTLAND GROUP	CORPORATE BOND	3.88%	DUE	09/12/2023	203
RYDER SYSTEM INC	CORPORATE BOND	2.50%	DUE	09/01/2022	373
SP POWERASSETS LTD	CORPORATE BOND	3.00%	DUE	09/26/2027	321
SCRIPPS NETWORKS	CORPORATE BOND	3.50%	DUE	06/15/2022	505
SHIRE ACQ INV IRELAND DA	CORPORATE BOND	2.88%	DUE	09/23/2023	1,253

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
SPECTRA ENERGY PARTNERS	CORPORATE BOND	3.38%	DUE	10/15/2026	94
SUNTRUST BANK	CORPORATE BOND	2.70%	DUE	01/27/2022	195
SVENSKA HANDELSBANKEN AB	CORPORATE BOND	1.88%	DUE	09/07/2021	405
TENCENT HOLDINGS LTD	CORPORATE BOND	3.38%	DUE	05/02/2019	253
TEXTRON INC	CORPORATE BOND	5.95%	DUE	09/21/2021	221
TIME WARNER INC	CORPORATE BOND	3.80%	DUE	02/15/2027	120
TYCO ELECTRONICS	CORPORATE BOND	3.12%	DUE	08/15/2027	369
UBS GROUP FUNDING SWITZE	CORPORATE BOND	2.86%	DUE	08/15/2023	578
UNION PACIFIC CORP	CORPORATE BOND	2.75%	DUE	03/01/2026	326
UNITED HEALTH GROUP INC	CORPORATE BOND	3.45%	DUE	01/15/2027	191
WELLPOINT INC	CORPORATE BOND	3.12%	DUE	05/15/2022	368
WILLIAMS PARTNERS LP	CORPORATE BOND	4.30%	DUE	03/04/2024	262
WILLIAMS PARTNERS LP	CORPORATE BOND	4.30%	DUE	03/04/2024	157
WILLIAMS PARTNERS LP	CORPORATE BOND	4.30%	DUE	03/04/2024	1,414
SINGTEL GROUP TREASURY P	CORPORATE BOND	4.50%	DUE	09/08/2021	212
SNCF RESEAU	CORPORATE BOND	2.00%	DUE	10/13/2020	991
DEXIA CREDIT LOCAL	CORPORATE BOND	2.25%	DUE	02/18/2020	499
AGENCE FRANCAISE DE DEV	CORPORATE BOND	1.88%	DUE	09/14/2020	592
INDONESIA REPUBLIC OF	CORPORATE BOND	3.75%	DUE	04/25/2022	206
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	02/01/2026	1,018
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	02/01/2026	763
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	01/15/2043	500
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/15/2041	1,282
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/15/2041	513
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/10/2041	1,537
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.00%	DUE	04/01/2040	523
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.50%	DUE	12/01/2040	1,063
FHLMC	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/13/2041	513
FHLMC GOLD	FEDERAL GOVERNMENT AND AGENCY BOND	4.00%	DUE	04/01/2040	784
FHLMC GOLD	FEDERAL GOVERNMENT AND AGENCY BOND	4.00%	DUE	04/01/2040	523
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	12/15/2043	505
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/23/2042	517
FREDDIE MAC	FEDERAL GOVERNMENT AND AGENCY BOND	6.75%	DUE	03/15/2031	715
FANNIE MAE	FEDERAL GOVERNMENT AND AGENCY BOND	6.25%	DUE	05/15/2029	668
FANNIE MAE	FEDERAL GOVERNMENT AND AGENCY BOND	7.12%	DUE	01/15/2030	1,440
FANNIE MAE	FEDERAL GOVERNMENT AND AGENCY BOND	6.62%	DUE	11/15/2030	84
FANNIE MAE	FEDERAL GOVERNMENT AND AGENCY BOND	2.00%	DUE	10/05/2022	494
FHLMC	FEDERAL GOVERNMENT AND AGENCY BOND	1.38%	DUE	08/15/2019	144
FHLMC	FEDERAL GOVERNMENT AND AGENCY BOND	1.62%	DUE	09/29/2020	35
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	2.88%	DUE	05/15/2043	62
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.62%	DUE	08/15/2043	6
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	11
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	11

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	11
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	11
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	16
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	16
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	16
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	16
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.00%	DUE	05/15/2045	11
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	2.88%	DUE	08/15/2045	10
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	2.75%	DUE	08/15/2047	250
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.25%	DUE	11/15/2027	49
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	2.00%	DUE	11/30/2022	505
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.12%	DUE	12/31/2022	667
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.75%	DUE	01/31/2023	440
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	0.75%	DUE	02/28/2018	5,395
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	0.12%	DUE	04/15/2022	282
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	0.12%	DUE	04/15/2022	277
WI TREASURY SEC	FEDERAL GOVERNMENT AND AGENCY BOND	1.88%	DUE	04/30/2022	282
WI TREASURY SEC	FEDERAL GOVERNMENT AND AGENCY BOND	1.88%	DUE	04/30/2022	294
WI TREASURY SEC	FEDERAL GOVERNMENT AND AGENCY BOND	1.88%	DUE	04/30/2022	2,371
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.00%	DUE	06/30/2024	373
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.00%	DUE	06/30/2024	8,450
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	2.00%	DUE	06/30/2024	2,746
US TREASURY STRIP	FEDERAL GOVERNMENT AND AGENCY BOND	0.00%	DUE	05/15/2037	1,180
SWEDISH EXPORT CREDIT	FOREIGN GOVERNMENT BOND	1.75%	DUE	08/28/2020	1,976
PROVINCE OF ALBERTA	FOREIGN GOVERNMENT BOND	1.75%	DUE	08/26/2020	1,478
CORP ANDINA DE FOMENTO	FOREIGN GOVERNMENT BOND	2.12%	DUE	09/27/2021	587
CORP ANDINA DE FOMENTO	FOREIGN GOVERNMENT BOND	2.75%	DUE	01/06/2023	89
CORP ANDINA DE FOMENTO	FOREIGN GOVERNMENT BOND	2.75%	DUE	01/06/2023	208
CPPIB CAPITAL INC	FOREIGN GOVERNMENT BOND	2.75%	DUE	11/02/2027	249
CPPIB CAPITAL INC	FOREIGN GOVERNMENT BOND	2.75%	DUE	11/02/2027	997
CPPIB CAPITAL INC	FOREIGN GOVERNMENT BOND	2.75%	DUE	11/02/2027	249
ABU DHABI GOVT INT'L	FOREIGN GOVERNMENT BOND	3.12%	DUE	10/11/2027	763
INTL FINANCE CORP	FOREIGN GOVERNMENT BOND	1.75%	DUE	09/04/2018	500
JPN BANK FOR INT'L COOP	FOREIGN GOVERNMENT BOND	2.00%	DUE	11/04/2021	1,176
JPN BANK FOR INT'L COOP	FOREIGN GOVERNMENT BOND	2.12%	DUE	07/21/2020	198
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.12%	DUE	03/06/2019	994
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.12%	DUE	04/13/2021	197
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.12%	DUE	10/25/2023	192
JAPAN FIN ORG MUNICIPAL	FOREIGN GOVERNMENT BOND	2.62%	DUE	04/20/2022	199
KUWAIT INTL BOND	FOREIGN GOVERNMENT BOND	2.75%	DUE	03/20/2022	199
MANITOBA PROVINCE OF	FOREIGN GOVERNMENT BOND	2.12%	DUE	05/04/2022	1,475
NA DEVELOPMENT BANK	FOREIGN GOVERNMENT BOND	4.38%	DUE	02/11/2020	1,042
PROVINCE OF ONTARIO	FOREIGN GOVERNMENT BOND	2.25%	DUE	05/18/2022	69

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ONTARIO PROVINCE	FOREIGN GOVERNMENT BOND	2.40%	DUE	02/08/2022	1,494
ONTARIO TEACHERS FINANC	FOREIGN GOVERNMENT BOND	2.12%	DUE	09/19/2022	1,474
PETROLEOS MEXICANOS	FOREIGN GOVERNMENT BOND	5.38%	DUE	03/13/2022	64
PROVINCE OF QUEBEC	FOREIGN GOVERNMENT BOND	2.75%	DUE	04/12/2027	992
PROVINCE OF QUEBEC	FOREIGN GOVERNMENT BOND	2.75%	DUE	04/12/2027	198
SAUDI INTERNATIONAL BOND	FOREIGN GOVERNMENT BOND	2.38%	DUE	10/26/2021	200
TOKYO METROPOLITAN GOVT	FOREIGN GOVERNMENT BOND	2.50%	DUE	06/08/2022	198
DEVELOPMENT BK OF JAPAN	FOREIGN GOVERNMENT BOND	1.00%	DUE	01/22/2018	1,000
TOKYO METROPOLITAN GOVT	FOREIGN GOVERNMENT BOND	1.62%	DUE	06/06/2018	998
DEVELOPMENT BK OF JAPAN	FOREIGN GOVERNMENT BOND	1.62%	DUE	09/01/2021	287
CAISSE D AMORT DETTE SOC	FOREIGN GOVERNMENT BOND	1.75%	DUE	09/24/2019	1,490
SFIL SA	FOREIGN GOVERNMENT BOND	2.00%	DUE	06/30/2020	994
AGENCE FRANCAISE DEVELOP	FOREIGN GOVERNMENT BOND	2.00%	DUE	03/18/2019	998
NEDER WATERSCHAPSBANK	FOREIGN GOVERNMENT BOND	1.75%	DUE	09/05/2019	1,987
EUROFIMA	FOREIGN GOVERNMENT BOND	1.75%	DUE	05/29/2020	1,483
KOMMUNALBANKEN AS	FOREIGN GOVERNMENT BOND	2.25%	DUE	01/25/2022	1,988
FINNVERA PLC	FOREIGN GOVERNMENT BOND	1.88%	DUE	10/05/2020	991
TOKYO METROPOLITAN GOVERNMENT	FOREIGN GOVERNMENT BOND	2.00%	DUE	05/17/2021	292
90 DAY EURO FX FUTURE	FUTURES CONTRACT	0.00%	DUE	12/17/2018	30
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(66)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(19)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(14)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(11)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(19)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(3)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(13)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(4)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(2)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(1)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(2)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(2)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(1)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(1)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	2
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(13)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(4)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(20)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(8)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(26)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(2)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(1)
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(1)
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	29
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	28
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	4
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	18
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	2
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	1
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	2
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	2
10 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(1)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(1)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(5)

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(3)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(1)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(2)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(6)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(1)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(1)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	10
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(3)
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(7)
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(3)
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(2)
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	6
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	3
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	1
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	12
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	1
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	1
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	3
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	4
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	4
US 10YR ULTRA FUT JUN16	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(5)
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.50%	DUE	06/01/2039	257
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.50%	DUE	09/01/2044	352
FHLMC GOLD	MORTGAGE-BACKED SECURITY	2.00%	DUE	01/01/2032	433
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/01/2045	1,634
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	10/01/2046	469
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	01/01/2047	3,444
FHLMC GOLD	MORTGAGE-BACKED SECURITY	2.50%	DUE	01/01/2029	1,106
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	01/01/2037	709
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	02/01/2043	1,248
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50%	DUE	02/01/2042	1,466
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	12/01/2042	1,014
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	04/01/2042	396
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/01/2042	608
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.00%	DUE	06/01/2043	329
FHLMC	MORTGAGE-BACKED SECURITY	3.00%	DUE	09/01/2030	1,068
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	02/01/2041	1,076
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	01/01/2041	1,310
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	02/01/2041	271
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	08/01/2042	986
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	01/01/2042	1,537
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	12/01/2042	859
FNMA	MORTGAGE-BACKED SECURITY	2.50%	DUE	01/01/2028	439
FNMA	MORTGAGE-BACKED SECURITY	6.00%	DUE	07/01/2041	715
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	03/01/2043	1,430
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	03/01/2043	537
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	04/01/2030	349
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	06/01/2045	2,967
FNMA	MORTGAGE-BACKED SECURITY	2.50%	DUE	09/01/2046	462
FNMA	MORTGAGE-BACKED SECURITY	2.50%	DUE	09/01/2046	229
FNMA	MORTGAGE-BACKED SECURITY	2.50%	DUE	10/01/2031	480
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	11/01/2036	456
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/01/2046	494

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
FNMA	MORTGAGE-BACKED SECURITY	3.00%	DUE	04/01/2043	342
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	06/01/2043	1,191
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/01/2045	1,260
FNMA	MORTGAGE-BACKED SECURITY	6.00%	DUE	10/01/2036	165
FNMA	MORTGAGE-BACKED SECURITY	5.50%	DUE	01/01/2037	204
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	08/01/2040	423
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	05/01/2042	2,049
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	03/01/2043	977
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	10/01/2039	331
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	11/01/2040	195
FNMA	MORTGAGE-BACKED SECURITY	2.50%	DUE	09/01/2027	590
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	01/01/2046	501
FNMA	MORTGAGE-BACKED SECURITY	3.50%	DUE	08/01/2031	441
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	09/01/2046	507
FNMA	MORTGAGE-BACKED SECURITY	5.00%	DUE	06/01/2040	157
FNMA	MORTGAGE-BACKED SECURITY	5.00%	DUE	06/01/2040	187
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	06/01/2040	348
FNMA	MORTGAGE-BACKED SECURITY	5.00%	DUE	06/01/2040	553
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	02/01/2041	313
FNMA	MORTGAGE-BACKED SECURITY	5.00%	DUE	02/01/2041	262
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/01/2040	924
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	11/01/2040	549
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	03/20/2043	218
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	03/20/2043	405
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	09/20/2042	466
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/20/2042	995
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/20/2042	449
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/20/2042	508
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	09/20/2043	324
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/20/2043	564
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/20/2043	753
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	10/20/2043	190
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	12/20/2043	405
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	01/20/2044	100
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	01/20/2044	204
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	03/20/2045	323
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	03/20/2045	210
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	06/20/2044	513
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	12/20/2044	496
GNMA II	MORTGAGE-BACKED SECURITY	5.00%	DUE	04/20/2045	109
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	04/20/2045	365
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	05/20/2045	471
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	05/20/2045	155
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	11/20/2045	265
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	12/20/2045	473
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	01/20/2046	468
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	05/20/2046	798
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	07/20/2046	1,325
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	07/20/2046	893
GNMA II	MORTGAGE-BACKED SECURITY	3.00%	DUE	08/20/2046	1,778
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	09/20/2046	221
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/20/2046	233
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	10/20/2046	262

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	11/20/2046	370
GNMA II	MORTGAGE-BACKED SECURITY	4.50%	DUE	11/20/2046	447
GNMA II	MORTGAGE-BACKED SECURITY	2.50%	DUE	12/20/2046	229
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	02/20/2047	476
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	03/20/2047	1,151
GNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	04/15/2040	219
GNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	01/15/2041	345
ALABAMA ECON SETTLEMENT AUTH B	MUNICIPALS	3.16%	DUE	09/15/2025	61
CLEARNET	NOTIONAL PAR CONTRACTS	1.48%	DUE	05/31/2023	493
CLEARNET	NOTIONAL PAR CONTRACTS	2.01%	DUE	08/31/2021	(4)
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	02/15/2024	3
CLEARNET	NOTIONAL PAR CONTRACTS	2.34%	DUE	02/15/2036	(7)
CLEARNET	NOTIONAL PAR CONTRACTS	2.34%	DUE	02/15/2036	(7)
CLEARNET	NOTIONAL PAR CONTRACTS	2.34%	DUE	02/15/2036	(7)
CLEARNET	NOTIONAL PAR CONTRACTS	1.76%	DUE	11/30/2021	(39)
CLEARNET	NOTIONAL PAR CONTRACTS	0.66%	DUE	02/15/2027	3
CLEARNET	NOTIONAL PAR CONTRACTS	0.66%	DUE	02/15/2027	8
CLEARNET	NOTIONAL PAR CONTRACTS	0.66%	DUE	02/15/2027	3
CLEARNET	NOTIONAL PAR CONTRACTS	1.16%	DUE	06/30/2019	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.33%	DUE	06/30/2019	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	06/30/2019	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	06/30/2019	13
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	06/30/2019	11
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	06/30/2019	8
CLEARNET	NOTIONAL PAR CONTRACTS	0.66%	DUE	02/15/2027	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.16%	DUE	02/15/2027	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.16%	DUE	02/15/2027	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.16%	DUE	02/15/2027	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	12
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	20
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	2
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	11
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	10
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	1
CLEARNET	NOTIONAL PAR CONTRACTS	1.42%	DUE	08/15/2024	3
CLEARNET	NOTIONAL PAR CONTRACTS	0.55%	DUE	09/30/2019	3
CLEARNET	NOTIONAL PAR CONTRACTS	0.55%	DUE	09/30/2019	2
CLEARNET	NOTIONAL PAR CONTRACTS	0.55%	DUE	09/30/2019	1
CLEARNET	NOTIONAL PAR CONTRACTS	0.82%	DUE	12/31/2019	1
CLEARNET	NOTIONAL PAR CONTRACTS	0.82%	DUE	12/31/2019	1
CLEARNET	NOTIONAL PAR CONTRACTS	0.82%	DUE	12/31/2019	2
STATE STREET STIF	SWEEP INVESTMENT				5,851
LIABILITIES IN EXCESS OF OTHER ASSETS					(9,911)
SUBTOTAL					249,961
TOTAL PRUDENTIAL STABLE VALUE FUND					$331,318

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

MASSMUTUAL	MASSMUTUAL STABLE VALUE FUND (CONTRACT INTEREST RATE: 1.94%):	SYNTHETIC CONTRACT
	ACCESS GROUP INC	ASSET-BACKED SECURITY	2.64%	DUE	07/01/2039	$245
	ACCESS GROUP INC	ASSET-BACKED SECURITY	2.64%	DUE	07/01/2039	196
	AVIS BUDGET RENTAL CAR FUNDING	ASSET-BACKED SECURITY	2.97%	DUE	03/20/2024	200
	CAPITAL AUTOMOTIVE REIT	ASSET-BACKED SECURITY	4.18%	DUE	04/15/2047	121
	CAPITAL AUTOMOTIVE REIT	ASSET-BACKED SECURITY	4.18%	DUE	04/15/2047	253
	CAPITAL AUTOMOTIVE REIT	ASSET-BACKED SECURITY	4.18%	DUE	04/15/2047	101
	CITIGROUP MORTGAGE LOAN TRUST	ASSET-BACKED SECURITY	2.23%	DUE	05/25/2035	91
	COLLEGE AVE STUDENT LOANS	ASSET-BACKED SECURITY	3.20%	DUE	11/26/2046	100
	COLLEGIATE FUNDING SERVICES ED	ASSET-BACKED SECURITY	1.99%	DUE	12/28/2037	197
	CREDIT SUISSE ABS REPACKAGING	ASSET-BACKED SECURITY	2.50%	DUE	01/25/2030	52
	CREDIT SUISSE ABS REPACKAGING	ASSET-BACKED SECURITY	2.50%	DUE	01/25/2030	96
	DRB PRIME STUDENT LOAN TRUST 2	ASSET-BACKED SECURITY	3.07%	DUE	10/25/2044	450
	DRB PRIME STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.40%	DUE	05/27/2042	683
	DIAMOND RESORTS OWNER TRUST 20	ASSET-BACKED SECURITY	3.37%	DUE	11/20/2028	139
	ECMC GROUP STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.90%	DUE	07/26/2066	298
	ECMC GROUP STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.75%	DUE	12/27/2066	183
	EARNEST STUDENT LOAN PROGRAM L	ASSET-BACKED SECURITY	3.59%	DUE	01/25/2041	119
	EDLINC STUDENT LOAN FUNDING TR	ASSET-BACKED SECURITY	3.10%	DUE	12/01/2047	894
	EDUCATION LOAN ASSET-BACKED TR	ASSET-BACKED SECURITY	2.82%	DUE	08/01/2043	48
	EDUCATION LOAN ASSET-BACKED TR	ASSET-BACKED SECURITY	2.82%	DUE	08/01/2043	145
	ELARA HGV TIMESHARE ISSUER	ASSET-BACKED SECURITY	2.69%	DUE	03/25/2030	335
	ELEMENT RAIL LEASING I LLC	ASSET-BACKED SECURITY	5.05%	DUE	03/19/2046	266
	FIRST FRANKLIN MTG LOAN	ASSET-BACKED SECURITY	3.28%	DUE	01/25/2035	231
	GLOBAL SC FINANACE SRL	ASSET-BACKED SECURITY	3.85%	DUE	04/15/2037	239
	GOAL CAPITAL FUNDING TRUST	ASSET-BACKED SECURITY	3.00%	DUE	08/25/2051	909
	GOAL CAPITAL FUNDING TRUST	ASSET-BACKED SECURITY	3.00%	DUE	02/25/2048	958
	GOODGREEN TRUST	ASSET-BACKED SECURITY	3.23%	DUE	10/15/2052	241
	GOODGREEN TRUST	ASSET-BACKED SECURITY	0.00%	DUE	10/15/2052	295
	GOODGREEN TRUST	ASSET-BACKED SECURITY	3.26%	DUE	10/15/2053	789
	HERO FUNDING TRUST	ASSET-BACKED SECURITY	3.19%	DUE	09/20/2048	456
	HIGHER EDUCATION FUNDING	ASSET-BACKED SECURITY	2.87%	DUE	01/01/2044	548
	HIGHER EDUCATION FUNDING	ASSET-BACKED SECURITY	1.30%	DUE	01/01/2044	508
	321 HENDERSON RECEIVABLES I LL	ASSET-BACKED SECURITY	3.96%	DUE	03/15/2063	331
	JP MORGAN STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.73%	DUE	06/28/2039	318
	KDAC AIRCRAFT FINANCE LIMITED	ASSET-BACKED SECURITY	4.37%	DUE	12/15/2042	480
	LABRADOR AVIATION FINANCE LTD	ASSET-BACKED SECURITY	4.30%	DUE	01/15/2042	402
	MOSAIC SOLAR LOANS LLC	ASSET-BACKED SECURITY	4.45%	DUE	06/20/2042	75
	NRZ ADVANCE RECEIVABLES TRUST	ASSET-BACKED SECURITY	2.83%	DUE	10/16/2051	884
	NEW RESIDENTIAL ADVANCE RECEIV	ASSET-BACKED SECURITY	3.11%	DUE	12/15/2050	249
	NAVISTAR FINANCIAL DEALER NOTE	ASSET-BACKED SECURITY	2.90%	DUE	09/27/2021	282
	NAVIENT STUDENT LOAN TRUST 201	ASSET-BACKED SECURITY	3.05%	DUE	07/25/2052	398
	NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.12%	DUE	11/26/2040	499
	NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.55%	DUE	09/27/2066	252
	NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.13%	DUE	07/26/2066	935
	NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.85%	DUE	03/25/2066	1,193
	NAVIENT STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.70%	DUE	07/26/2066	307
	NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.49%	DUE	04/25/2031	160
	NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.72%	DUE	10/25/2040	261
	NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.83%	DUE	03/23/2037	236
	NELNET STUDENT LOAN TRUST	ASSET-BACKED SECURITY	2.20%	DUE	11/25/2052	474

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
NELNET PRIVATE EDUCATION LOAN	ASSET-BACKED SECURITY	3.31%	DUE	12/26/2040	86
NELNET PRIVATE EDUCATION LOAN	ASSET-BACKED SECURITY	3.60%	DUE	12/26/2040	105
NEXTGEAR FLOORPLAN MASTER OWNE	ASSET-BACKED SECURITY	2.19%	DUE	09/15/2021	239
NORTHSTAR EDUCATION FINANCE	ASSET-BACKED SECURITY	2.13%	DUE	10/30/2045	89
NORTHSTAR EDUCATION FINANCE	ASSET-BACKED SECURITY	2.82%	DUE	05/27/2036	149
NOVASTAR HOME EQUITY LOAN	ASSET-BACKED SECURITY	3.28%	DUE	03/25/2035	359
OSCAR US FUNDING TRUST	ASSET-BACKED SECURITY	2.73%	DUE	12/15/2020	409
PENNSYLVANIA HIGHER EDUCATION	ASSET-BACKED SECURITY	2.50%	DUE	11/25/2065	273
PANHANDLE PLAINS STUDENT FINAN	ASSET-BACKED SECURITY	3.05%	DUE	12/01/2031	197
PANHANDLE PLAINS STUDENT FINAN	ASSET-BACKED SECURITY	3.05%	DUE	12/01/2031	295
SLC STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.62%	DUE	02/15/2045	158
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	4.89%	DUE	12/15/2039	100
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.92%	DUE	10/25/2064	248
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.92%	DUE	10/25/2064	894
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.62%	DUE	10/25/2040	191
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.67%	DUE	01/25/2041	239
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.57%	DUE	01/25/2070	231
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	1.60%	DUE	01/25/2041	363
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	3.35%	DUE	11/25/2070	201
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	3.35%	DUE	11/25/2070	532
SLM STUDENT LOAN TRUST	ASSET-BACKED SECURITY	3.05%	DUE	12/28/2070	238
SMB PRIVATE EDUCATION LOAN TRU	ASSET-BACKED SECURITY	3.23%	DUE	05/17/2032	261
SMB PRIVATE EDUCATION LOAN TRU	ASSET-BACKED SECURITY	3.43%	DUE	08/16/2032	314
SMB PRIVATE EDUCATION LOAN TRU	ASSET-BACKED SECURITY	2.58%	DUE	09/15/2034	153
SMB PRIVATE EDUCATION LOAN TRU	ASSET-BACKED SECURITY	2.58%	DUE	09/15/2034	610
SOCIAL PROFESSIONAL LOAN PROGR	ASSET-BACKED SECURITY	2.76%	DUE	12/26/2036	743
SPS SERVICER ADVANCE RECEIVABL	ASSET-BACKED SECURITY	2.75%	DUE	11/15/2049	380
SOCIAL PROFESSIONAL LOAN PROGR	ASSET-BACKED SECURITY	2.49%	DUE	01/25/2036	139
SMB PRIVATE EDUCATION LOAN TRU	ASSET-BACKED SECURITY	2.23%	DUE	10/15/2035	291
SOUTH CAROLINA STUDENT LOAN CO	ASSET-BACKED SECURITY	2.37%	DUE	07/25/2025	616
SUTTONPARK STRUCTURED SETTLEME	ASSET-BACKED SECURITY	4.19%	DUE	01/15/2071	248
TAL ADVANTAGE LLC	ASSET-BACKED SECURITY	4.50%	DUE	04/20/2042	222
TRINITY RAIL LEASING L P	ASSET-BACKED SECURITY	5.19%	DUE	10/16/2040	825
TRINITY RAIL LEASING L P	ASSET-BACKED SECURITY	5.19%	DUE	10/16/2040	180
TRITON CONTAINER FINANCE LLC	ASSET-BACKED SECURITY	3.52%	DUE	06/20/2042	95
TRITON CONTAINER FINANCE LLC	ASSET-BACKED SECURITY	3.62%	DUE	08/20/2042	243
CFCRE COMMERCIAL MORTGAGE TRUS	COLLATERIZED MORTGAGE OBLIGATION	3.22%	DUE	11/10/2049	400
COMM 2014 UBS2	COLLATERIZED MORTGAGE OBLIGATION	4.70%	DUE	03/10/2047	525
FNMA CONNECTICUT AVENUE SECURI	COLLATERIZED MORTGAGE OBLIGATION	2.85%	DUE	04/25/2029	245
JP MORGAN CHASE	COLLATERIZED MORTGAGE OBLIGATION	4.57%	DUE	08/15/2046	575
JPMBB COMMERCIAL MORTGAGE SECU	COLLATERIZED MORTGAGE OBLIGATION	4.75%	DUE	03/15/2049	354
JP MORGAN MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.50%	DUE	01/25/2047	280
JP MORGAN MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.00%	DUE	11/25/2047	318
JP MORGAN MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.50%	DUE	01/25/2048	598
STATION PLACE SECURITIZATION T	COLLATERIZED MORTGAGE OBLIGATION	2.35%	DUE	11/25/2050	200
SOFI MORTGAGE TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.00%	DUE	11/25/2046	466
SHELLPOINT CO ORIGINATOR TRUST	COLLATERIZED MORTGAGE OBLIGATION	3.00%	DUE	10/25/2031	349
VELOCITY COMMERCIAL CAPITAL LO	COLLATERIZED MORTGAGE OBLIGATION	3.00%	DUE	10/25/2046	141

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ANHEUSER BUSCH INBEV WORLDWIDE	COMMERCIAL PAPER	0.00%	DUE	01/10/2018	1,499
BELL CANADA	COMMERCIAL PAPER	0.00%	DUE	02/12/2018	1,497
CARNIVAL CORP	COMMERCIAL PAPER	0.00%	DUE	01/11/2018	1,999
CENTERPOINT ENGY INC	COMMERCIAL PAPER	0.00%	DUE	01/02/2018	1,500
ENTERGY CORPORATION	COMMERCIAL PAPER	0.00%	DUE	01/29/2018	999
EXPERIAN FINANCE PLC	COMMERCIAL PAPER	0.00%	DUE	01/08/2018	1,749
FMC TECHNOLOGIES INC	COMMERCIAL PAPER	0.00%	DUE	01/17/2018	1,998
FEDEX CORPORATION	COMMERCIAL PAPER	0.00%	DUE	01/08/2018	750
HP INC	COMMERCIAL PAPER	0.00%	DUE	01/05/2018	1,500
HP INC	COMMERCIAL PAPER	0.00%	DUE	01/08/2018	500
LAM RESEARCH CORP	COMMERCIAL PAPER	0.00%	DUE	01/04/2018	2,000
MARRIOTT INTERNATION	COMMERCIAL PAPER	0.00%	DUE	01/16/2018	1,999
MOLEX ELECTRONIC TECHNOLOGIES	COMMERCIAL PAPER	0.00%	DUE	01/16/2018	1,998
NASDAQ INC	COMMERCIAL PAPER	0.00%	DUE	01/08/2018	1,000
NASDAQ INC	COMMERCIAL PAPER	0.00%	DUE	01/19/2018	999
POTASH CORP OF SASKATCHEWAN IN	COMMERCIAL PAPER	0.00%	DUE	01/26/2018	1,998
PUBLIC SEVC ENT GR	COMMERCIAL PAPER	0.00%	DUE	01/22/2018	1,798
RECKITT BENCKISER TSY	COMMERCIAL PAPER	0.00%	DUE	01/16/2018	1,499
ROGERS COMMUNICATIONS	COMMERCIAL PAPER	0.00%	DUE	01/04/2018	2,000
SPECTRA ENERGY PARTNERS	COMMERCIAL PAPER	0.00%	DUE	01/22/2018	1,998
SUNCOR ENERGY INC	COMMERCIAL PAPER	0.00%	DUE	01/19/2018	1,576
TELUS CORP	COMMERCIAL PAPER	0.00%	DUE	01/19/2018	1,498
THOMSON REUTERS CORP	COMMERCIAL PAPER	0.00%	DUE	02/13/2018	1,996
TIME WARNER INC	COMMERCIAL PAPER	0.00%	DUE	01/04/2018	1,000
WALGREENS BOOTS	COMMERCIAL PAPER	0.00%	DUE	01/16/2018	1,998
WESTROCK CO	COMMERCIAL PAPER	0.00%	DUE	01/18/2018	1,998
XCEL ENERGY INC	COMMERCIAL PAPER	0.00%	DUE	04/23/2018	746
ADT CORP	CORPORATE BOND	6.25%	DUE	10/15/2021	73
ADT CORP	CORPORATE BOND	6.25%	DUE	10/15/2021	44
ADT CORP	CORPORATE BOND	6.25%	DUE	10/15/2021	102
ADT CORP	CORPORATE BOND	6.25%	DUE	10/15/2021	44
AT&T INC	CORPORATE BOND	4.75%	DUE	05/15/2046	220
AT&T INC	CORPORATE BOND	4.75%	DUE	05/15/2046	293
AT&T INC	CORPORATE BOND	5.25%	DUE	03/01/2037	317
AT&T INC	CORPORATE BOND	3.40%	DUE	08/14/2024	171
AT&T INC	CORPORATE BOND	3.90%	DUE	08/14/2027	156
ABBOTT LABORATORIES	CORPORATE BOND	3.75%	DUE	11/30/2026	72
ABBOTT LABORATORIES	CORPORATE BOND	3.75%	DUE	11/30/2026	205
ABBOTT LABORATORIES	CORPORATE BOND	4.90%	DUE	11/30/2046	75
ABBOTT LABORATORIES	CORPORATE BOND	4.90%	DUE	11/30/2046	86
ABBVIE INC	CORPORATE BOND	2.90%	DUE	11/06/2022	251
ABBVIE INC	CORPORATE BOND	4.70%	DUE	05/14/2045	224
ACE INA HOLDINGS INC	CORPORATE BOND	4.35%	DUE	11/03/2045	181
ACTAVIS FUNDING SCS	CORPORATE BOND	4.55%	DUE	03/15/2035	111
AERCAP IRELAND CAP LTD	CORPORATE BOND	4.50%	DUE	05/15/2021	368
AERCAP IRELAND CAP LTD	CORPORATE BOND	4.50%	DUE	05/15/2021	709
AERCAP IRELAND CAP GLOBA	CORPORATE BOND	3.65%	DUE	07/21/2027	247
AFFILIATED MANAGERS GROUP INC	CORPORATE BOND	4.25%	DUE	02/15/2024	158
AIR LEASE CORP	CORPORATE BOND	3.62%	DUE	04/01/2027	105
AIRCASTLE LTD	CORPORATE BOND	5.00%	DUE	04/01/2023	527
AIRCASTLE LTD	CORPORATE BOND	5.00%	DUE	04/01/2023	91
AIRCASTLE LTD	CORPORATE BOND	5.00%	DUE	04/01/2023	56
AIRCASTLE LTD	CORPORATE BOND	5.00%	DUE	04/01/2023	115

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
AIRCASTLE LTD	CORPORATE BOND	5.00%	DUE	04/01/2023	55
ALLSTATE CORP	CORPORATE BOND	5.75%	DUE	08/15/2053	327
ALLSTATE CORP	CORPORATE BOND	5.75%	DUE	08/15/2053	518
ALLY FINANCIAL INC	CORPORATE BOND	4.75%	DUE	09/10/2018	253
ALLY FINANCIAL INC	CORPORATE BOND	4.75%	DUE	09/10/2018	253
ALLY FINANCIAL INC	CORPORATE BOND	5.12%	DUE	09/30/2024	541
ALLY FINANCIAL INC	CORPORATE BOND	4.12%	DUE	03/30/2020	306
ALLY FINANCIAL INC	CORPORATE BOND	4.12%	DUE	03/30/2020	230
ALLY FINANCIAL INC	CORPORATE BOND	3.25%	DUE	11/05/2018	83
ALLY FINANCIAL INC	CORPORATE BOND	3.25%	DUE	11/05/2018	33
ALLY FINANCIAL INC	CORPORATE BOND	3.25%	DUE	11/05/2018	66
ALLY FINANCIAL INC	CORPORATE BOND	3.25%	DUE	11/05/2018	78
AMAZON.COM INC	CORPORATE BOND	4.05%	DUE	08/22/2047	339
AMCOR FINANCE USA INC	CORPORATE BOND	3.62%	DUE	04/28/2026	246
AMCOR FINANCE USA INC	CORPORATE BOND	3.62%	DUE	04/28/2026	238
AMERICAN AIRLINES GROUP INC	CORPORATE BOND	5.50%	DUE	10/01/2019	85
AMERICAN AIRLINES GROUP INC	CORPORATE BOND	5.50%	DUE	10/01/2019	172
AMERICAN AIRLINES GROUP INC	CORPORATE BOND	5.50%	DUE	10/01/2019	206
AMERICAN AIRLINES GROUP INC	CORPORATE BOND	5.50%	DUE	10/01/2019	591
AMERICAN INTERNATIONAL GROUP	CORPORATE BOND	4.50%	DUE	07/16/2044	102
AMERICAN INTERNATIONAL GROUP	CORPORATE BOND	4.50%	DUE	07/16/2044	108
AMERICAN INTERNATIONAL GROUP	CORPORATE BOND	4.50%	DUE	07/16/2044	215
AMERICAN TOWER CORP	CORPORATE BOND	3.50%	DUE	01/31/2023	511
AMGEN INC	CORPORATE BOND	5.65%	DUE	06/15/2042	125
ANADARKO PETROLEUM CORP	CORPORATE BOND	6.45%	DUE	09/15/2036	122
ANADARKO PETROLEUM CORP	CORPORATE BOND	6.45%	DUE	09/15/2036	429
ANADARKO PETROLEUM CORP	CORPORATE BOND	5.55%	DUE	03/15/2026	309
ANADARKO PETROLEUM CORP	CORPORATE BOND	5.55%	DUE	03/15/2026	224
ANDEAVOR	CORPORATE BOND	3.80%	DUE	04/01/2028	140
ANDEAVOR	CORPORATE BOND	4.50%	DUE	04/01/2048	91
ANDEAVOR LOGISTICS LP	CORPORATE BOND	6.88%	DUE	01/30/3100	274
ANDEAVOR LOGIS LP CORP	CORPORATE BOND	3.50%	DUE	12/01/2022	80
ANHEUSER-BUSCH INBEV WORLD	CORPORATE BOND	8.20%	DUE	01/15/2039	135
ANHEUSER-BUSCH INBEV WORLD	CORPORATE BOND	8.20%	DUE	01/15/2039	105
ANHEUSER-BUSCH INBEV WORLD	CORPORATE BOND	8.20%	DUE	01/15/2039	412
ANTERO RESOURCES FINANCE CORP	CORPORATE BOND	5.38%	DUE	11/01/2021	231
APPLE INC	CORPORATE BOND	3.85%	DUE	05/04/2043	114
ARCH CAPITAL GRP US INC	CORPORATE BOND	5.14%	DUE	11/01/2043	233
ARCELORMITTAL	CORPORATE BOND	5.75%	DUE	08/05/2020	264
ARCELORMITTAL	CORPORATE BOND	5.75%	DUE	08/05/2020	72
ARCELORMITTAL	CORPORATE BOND	5.75%	DUE	08/05/2020	17
ARCELORMITTAL	CORPORATE BOND	5.75%	DUE	08/05/2020	686
ARCH CAPITAL FINANCE LLC	CORPORATE BOND	5.03%	DUE	12/15/2046	93
ARES CAPITAL CORP	CORPORATE BOND	3.88%	DUE	01/15/2020	356
ARES CAPITAL CORP	CORPORATE BOND	3.88%	DUE	01/15/2020	280
ARES CAPITAL CORP	CORPORATE BOND	3.50%	DUE	02/10/2023	1,054
ARROW ELECTRONICS INC	CORPORATE BOND	3.00%	DUE	03/01/2018	526
ARROW ELECTRONICS INC	CORPORATE BOND	4.50%	DUE	03/01/2023	289
ARROW ELECTRONICS INC	CORPORATE BOND	3.50%	DUE	04/01/2022	253
ASSOC BANC CORP	CORPORATE BOND	2.75%	DUE	11/15/2019	95
ASSOCIATED BANC CORP	CORPORATE BOND	4.25%	DUE	01/15/2025	257
ATHENE GLOBAL FUNDING	CORPORATE BOND	4.00%	DUE	01/25/2022	537
ATHENE GLOBAL FUNDING	CORPORATE BOND	4.00%	DUE	01/25/2022	542

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ATHENE GLOBAL FUNDING	CORPORATE BOND	3.00%	DUE	07/01/2022	391
AVNET INC	CORPORATE BOND	3.75%	DUE	12/01/2021	36
AVNET INC	CORPORATE BOND	3.75%	DUE	12/01/2021	684
AXIS SPECIALTY FINAN PLC	CORPORATE BOND	4.00%	DUE	12/06/2027	286
BPCE SA	CORPORATE BOND	3.50%	DUE	10/23/2027	443
BANCO SANTANDER SA	CORPORATE BOND	4.25%	DUE	04/11/2027	207
BANCO SANTANDER SA	CORPORATE BOND	3.12%	DUE	02/23/2023	398
BANK OF AMERICA CORP	CORPORATE BOND	5.00%	DUE	01/21/2044	115
BANK OF AMERICA CORP	CORPORATE BOND	5.00%	DUE	01/21/2044	290
BANK OF AMERICA CORP	CORPORATE BOND	4.00%	DUE	01/22/2025	260
BANK OF AMERICA CORP	CORPORATE BOND	4.18%	DUE	11/25/2027	266
BANK OF AMERICA CORP	CORPORATE BOND	4.18%	DUE	11/25/2027	287
BANK OF AMERICA CORP	CORPORATE BOND	3.12%	DUE	01/20/2023	259
BANK OF AMERICA CORP	CORPORATE BOND	3.12%	DUE	01/20/2023	188
BANK OF AMERICA CORP	CORPORATE BOND	4.24%	DUE	04/24/2038	146
BANK OF MONTREAL	CORPORATE BOND	3.80%	DUE	12/15/2032	262
BANK OF NOVA SCOTIA	CORPORATE BOND	4.50%	DUE	12/16/2025	116
BANK OF NOVA SCOTIA	CORPORATE BOND	4.50%	DUE	12/16/2025	421
BANK OF NOVA SCOTIA	CORPORATE BOND	4.50%	DUE	12/16/2025	526
BANK OF NOVA SCOTIA	CORPORATE BOND	4.65%	DUE	01/30/3100	204
BARCLAYS PLC	CORPORATE BOND	4.34%	DUE	01/10/2028	207
BARCLAYS PLC	CORPORATE BOND	4.34%	DUE	01/10/2028	310
BAXALTA INC	CORPORATE BOND	4.00%	DUE	06/23/2025	258
BAXALTA INC	CORPORATE BOND	5.25%	DUE	06/23/2045	204
BECTON DICKINSON & CO	CORPORATE BOND	4.68%	DUE	12/15/2044	77
BECTON DICKINSON & CO	CORPORATE BOND	3.36%	DUE	06/06/2024	140
BECTON DICKINSON & CO	CORPORATE BOND	3.70%	DUE	06/06/2027	146
BRAMBLES USA INC	CORPORATE BOND	4.12%	DUE	10/23/2025	259
BROOKFIELD FINANCE LLC	CORPORATE BOND	4.00%	DUE	04/01/2024	264
BROOKFIELD FINANCE LLC	CORPORATE BOND	4.00%	DUE	04/01/2024	259
BROWN & BROWN INC	CORPORATE BOND	4.20%	DUE	09/15/2024	262
BROWN & BROWN INC	CORPORATE BOND	4.20%	DUE	09/15/2024	273
BUILDING MATERIALS CORP	CORPORATE BOND	5.38%	DUE	11/15/2024	118
BUILDING MATERIALS CORP	CORPORATE BOND	5.38%	DUE	11/15/2024	28
BUNGE LTD FINANCE CORP	CORPORATE BOND	8.50%	DUE	06/15/2019	487
BUNGE LTD FINANCE CORP	CORPORATE BOND	3.25%	DUE	08/15/2026	86
BUNGE LTD FINANCE CORP	CORPORATE BOND	3.25%	DUE	08/15/2026	263
BUNGE LTD FINANCE CORP	CORPORATE BOND	3.25%	DUE	08/15/2026	191
BURLINGTON NORTH SANTA FE	CORPORATE BOND	4.90%	DUE	04/01/2044	156
CIT GROUP INC	CORPORATE BOND	5.38%	DUE	05/15/2020	18
CNH INDUSTRIAL CAPITAL L	CORPORATE BOND	3.38%	DUE	07/15/2019	529
CNH INDUSTRIAL CAP LLC	CORPORATE BOND	3.88%	DUE	10/15/2021	611
CNA FINANCIAL CORP	CORPORATE BOND	7.25%	DUE	11/15/2023	435
CNA FINANCIAL CORP	CORPORATE BOND	3.45%	DUE	08/15/2027	192
CNO FINANCIAL GROUP INC	CORPORATE BOND	5.25%	DUE	05/30/2025	264
CNO FINANCIAL GROUP INC	CORPORATE BOND	5.25%	DUE	05/30/2025	11
CSX CORP	CORPORATE BOND	5.50%	DUE	04/15/2041	216
CVS CAREMARK CORP	CORPORATE BOND	4.88%	DUE	07/20/2035	116
CATERPILLAR INC	CORPORATE BOND	3.80%	DUE	08/15/2042	80
CELGENE CORP	CORPORATE BOND	4.62%	DUE	05/15/2044	213
CELGENE CORP	CORPORATE BOND	3.45%	DUE	11/15/2027	405
CENOVUS ENERGY INC	CORPORATE BOND	3.00%	DUE	08/15/2022	224
CENOVUS ENERGY INC	CORPORATE BOND	4.25%	DUE	04/15/2027	138

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
CENOVUS ENERGY INC	CORPORATE BOND	4.25%	DUE	04/15/2027	187
CENTERPOINT ENERGY RESOURCES	CORPORATE BOND	5.85%	DUE	01/15/2041	223
CHARTER COMM OPT LLC CAP	CORPORATE BOND	3.58%	DUE	07/23/2020	535
CHARTER COMM OPT LLC CAP	CORPORATE BOND	6.48%	DUE	10/23/2045	117
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.46%	DUE	07/23/2022	86
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.46%	DUE	07/23/2022	15
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.46%	DUE	07/23/2022	4
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.46%	DUE	07/23/2022	71
CHARTER COMM OPT LLC CAP	CORPORATE BOND	4.46%	DUE	07/23/2022	107
CHURCH & DWIGHT INC	CORPORATE BOND	3.15%	DUE	08/01/2027	44
CHURCH & DWIGHT INC	CORPORATE BOND	3.15%	DUE	08/01/2027	493
CITIGROUP INC	CORPORATE BOND	5.50%	DUE	09/13/2025	535
CITIGROUP INC	CORPORATE BOND	5.50%	DUE	09/13/2025	563
CITIGROUP INC	CORPORATE BOND	4.45%	DUE	09/29/2027	191
CLEVELAND ELECTRIC ILLUM	CORPORATE BOND	3.50%	DUE	04/01/2028	165
COLUMBIA REPUBLIC OF	CORPORATE BOND	6.12%	DUE	01/18/2041	272
COLUMBIA REPUBLIC OF	CORPORATE BOND	6.12%	DUE	01/18/2041	302
COMCAST CORP	CORPORATE BOND	6.95%	DUE	08/15/2037	107
COMMONWEALTH EDISON	CORPORATE BOND	5.90%	DUE	03/15/2036	190
CONOCO PHILLIPS	CORPORATE BOND	6.50%	DUE	02/01/2039	154
CONTINENTAL RESOURCES INC	CORPORATE BOND	4.38%	DUE	01/15/2028	133
CREDIT AGRICOLE LONDON	CORPORATE BOND	3.25%	DUE	10/04/2024	993
CREDIT SUISSE GROUP-SPON ADR	CORPORATE BOND	4.28%	DUE	01/09/2028	261
CREDIT SUISSE GROUP-SPON ADR	CORPORATE BOND	4.28%	DUE	01/09/2028	287
CRED SUIS GP FUN LTD	CORPORATE BOND	3.80%	DUE	09/15/2022	542
CROWN CASTLE INTERNATIONAL	CORPORATE BOND	5.25%	DUE	01/15/2023	246
CROWN CASTLE INTL CORP	CORPORATE BOND	4.00%	DUE	03/01/2027	383
CROWN CASTLE INTL CORP	CORPORATE BOND	3.20%	DUE	09/01/2024	139
DTE ENERGY COMPANY	CORPORATE BOND	3.85%	DUE	12/01/2023	312
DXC TECHNOLOGY CO	CORPORATE BOND	4.75%	DUE	04/15/2027	160
DAE FUNDING LLC	CORPORATE BOND	4.00%	DUE	08/01/2020	90
DAE FUNDING LLC	CORPORATE BOND	4.00%	DUE	08/01/2020	455
DELTA AIR LINES	CORPORATE BOND	3.62%	DUE	03/15/2022	534
DELL INT LLC EMC CORP	CORPORATE BOND	3.48%	DUE	06/01/2019	532
DISCOVER BANK	CORPORATE BOND	3.45%	DUE	07/27/2026	271
DISCOVER BANK	CORPORATE BOND	3.45%	DUE	07/27/2026	262
DISCOVER FINANCIAL SERVICES	CORPORATE BOND	4.10%	DUE	02/09/2027	149
DISCOVER FINANCIAL SERVICES	CORPORATE BOND	4.10%	DUE	02/09/2027	389
DISCOVERY COMMUNICATIONS	CORPORATE BOND	4.88%	DUE	04/01/2043	223
DOLLAR TREE INC	CORPORATE BOND	5.75%	DUE	03/01/2023	262
DOMINION RESOURCES INC	CORPORATE BOND	5.25%	DUE	08/01/2033	234
DOW CHEMICAL COMPANY	CORPORATE BOND	4.38%	DUE	11/15/2042	79
DUKE ENERGY CORP	CORPORATE BOND	2.65%	DUE	09/01/2026	532
EDP FINANCE BV	CORPORATE BOND	3.62%	DUE	07/15/2024	227
EDP FINANCE BV	CORPORATE BOND	3.62%	DUE	07/15/2024	302
EQT CORP	CORPORATE BOND	3.90%	DUE	10/01/2027	249
EL PUERTO DE LIVERPOL	CORPORATE BOND	3.95%	DUE	10/02/2024	276
EL PUERTO DE LIVERPOL	CORPORATE BOND	3.95%	DUE	10/02/2024	251
ENCANA CORP	CORPORATE BOND	6.50%	DUE	02/01/2038	221
ENCANA CORP	CORPORATE BOND	6.50%	DUE	05/15/2019	15
ENCANA CORP	CORPORATE BOND	6.50%	DUE	05/15/2019	58
ENCANA CORP	CORPORATE BOND	6.50%	DUE	05/15/2019	354
ENCANA CORP	CORPORATE BOND	6.50%	DUE	05/15/2019	119

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ENCANA CORP	CORPORATE BOND	3.90%	DUE	11/15/2021	84
ENCANA CORP	CORPORATE BOND	3.90%	DUE	11/15/2021	976
ENERGY TRANSFER PARTNERS	CORPORATE BOND	6.70%	DUE	07/01/2018	511
ENERGY TRANSFER PARTNERS	CORPORATE BOND	6.50%	DUE	02/01/2042	119
ENERGY TRANSFER PARTNERS	CORPORATE BOND	4.20%	DUE	04/15/2027	90
ENERGY TRANSFER PARTNERS	CORPORATE BOND	4.20%	DUE	04/15/2027	348
ENERGY TRANSFER PARTNERS	CORPORATE BOND	6.25%	DUE	01/30/3100	403
ENLINK MIDSTREAM PARTNER	CORPORATE BOND	4.15%	DUE	06/01/2025	50
ENLINK MIDSTREAM PARTNER	CORPORATE BOND	4.15%	DUE	06/01/2025	55
ENLINK MIDSTREAM PARTNER	CORPORATE BOND	4.85%	DUE	07/15/2026	47
ENLINK MIDSTREAM PARTNER	CORPORATE BOND	4.85%	DUE	07/15/2026	12
ENSTAR GROUP LTD	CORPORATE BOND	4.50%	DUE	03/10/2022	81
ENSTAR GROUP LTD	CORPORATE BOND	4.50%	DUE	03/10/2022	433
ENTERPRISE PRODUCTS	CORPORATE BOND	4.85%	DUE	03/15/2044	120
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	50
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	478
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	59
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	158
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	52
ERICSSON LM	CORPORATE BOND	4.12%	DUE	05/15/2022	158
EXPEDIA INC	CORPORATE BOND	7.46%	DUE	08/15/2018	147
EXPEDIA INC	CORPORATE BOND	4.50%	DUE	08/15/2024	367
EXPRESS SCRIPTS HOLDING CO	CORPORATE BOND	4.50%	DUE	02/25/2026	531
EXPRESS SCRIPTS HOLDING CO	CORPORATE BOND	4.80%	DUE	07/15/2046	213
FS INVESTMENT CORP	CORPORATE BOND	4.00%	DUE	07/15/2019	531
FIRST HORIZON NATIONAL	CORPORATE BOND	3.50%	DUE	12/15/2020	255
FIRST HORIZON NATIONAL	CORPORATE BOND	3.50%	DUE	12/15/2020	383
FIRST REPUBLIC BANK	CORPORATE BOND	4.38%	DUE	08/01/2046	537
FIVE CORNERS FUNDING TRS	CORPORATE BOND	4.42%	DUE	11/15/2023	268
FIVE CORNERS FUNDING TRS	CORPORATE BOND	4.42%	DUE	11/15/2023	268
FLORIDA POWER AND LIGHT	CORPORATE BOND	4.12%	DUE	02/01/2042	182
FLORIDA POWER CORP	CORPORATE BOND	6.40%	DUE	06/15/2038	190
FORD MOTOR COMPANY	CORPORATE BOND	5.29%	DUE	12/08/2046	49
FORD MOTOR CREDIT CO	CORPORATE BOND	5.88%	DUE	08/02/2021	247
FORD MOTOR CREDIT CO	CORPORATE BOND	5.88%	DUE	08/02/2021	275
FORD MOTOR CREDIT CO	CORPORATE BOND	4.38%	DUE	08/06/2023	211
FULTON FINANCIAL CORP	CORPORATE BOND	3.60%	DUE	03/16/2022	131
GMAC LLC	CORPORATE BOND	8.00%	DUE	11/01/2031	228
GENERAL ELECTRIC COMPANY	CORPORATE BOND	4.50%	DUE	03/11/2044	72
GENERAL MOTORS CO	CORPORATE BOND	4.20%	DUE	10/01/2027	233
GENERAL MOTORS CO	CORPORATE BOND	5.15%	DUE	04/01/2038	149
GENERAL MOTORS FINL CO	CORPORATE BOND	3.20%	DUE	07/13/2020	532
GENERAL MOTORS FINL CO	CORPORATE BOND	3.50%	DUE	11/07/2024	334
GENPACT LUXEMBOURG SARL	CORPORATE BOND	3.70%	DUE	04/01/2022	199
GENPACT LUXEMBOURG SARL	CORPORATE BOND	3.70%	DUE	04/01/2022	323
GLENCORE FUNDING LLC	CORPORATE BOND	4.62%	DUE	04/29/2024	106
GLENCORE FUNDING LLC	CORPORATE BOND	4.62%	DUE	04/29/2024	84
GLENCORE FUNDING LLC	CORPORATE BOND	4.62%	DUE	04/29/2024	21
GLENCORE FUNDING LLC	CORPORATE BOND	4.62%	DUE	04/29/2024	211
GLENCORE FUNDING LLC	CORPORATE BOND	4.62%	DUE	04/29/2024	633
GLENCORE FUNDING LLC	CORPORATE BOND	3.00%	DUE	10/27/2022	144
GLENCORE FUNDING LLC	CORPORATE BOND	3.88%	DUE	10/27/2027	168
GOLDMAN SACHS GROUP INC	CORPORATE BOND	5.95%	DUE	01/15/2027	279

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
GOLDMAN SACHS GROUP INC	CORPORATE BOND	6.75%	DUE	10/01/2037	134
GOLDMAN SACHS GROUP INC	CORPORATE BOND	6.75%	DUE	10/01/2037	301
GOLDMAN SACHS GROUP INC	CORPORATE BOND	5.75%	DUE	01/24/2022	249
GOLDMAN SACHS GROUP INC	CORPORATE BOND	5.75%	DUE	01/24/2022	499
GOLDMAN SACHS GROUP INC	CORPORATE BOND	3.27%	DUE	09/29/2025	498
HSBC HOLDINGS PLC	CORPORATE BOND	6.50%	DUE	09/15/2037	164
HSBC HOLDINGS PLC	CORPORATE BOND	4.00%	DUE	03/30/2022	261
HSBC HOLDINGS PLC	CORPORATE BOND	4.25%	DUE	03/14/2024	522
HARTFORD FINANCIAL SERVICES	CORPORATE BOND	8.12%	DUE	06/15/2038	487
HEALTHCARE TRUST OF AMER	CORPORATE BOND	3.50%	DUE	08/01/2026	246
HEALTHCARE TRUST OF AMER	CORPORATE BOND	3.50%	DUE	08/01/2026	246
HELMERICH & PAYNE INTL	CORPORATE BOND	4.65%	DUE	03/15/2025	84
HELMERICH & PAYNE INTL	CORPORATE BOND	4.65%	DUE	03/15/2025	447
HERCULES CAPITAL INC	CORPORATE BOND	4.62%	DUE	10/23/2022	517
HOME DEPOT INC	CORPORATE BOND	5.88%	DUE	12/16/2036	142
HOST HOTELS & RESORTS LP	CORPORATE BOND	3.75%	DUE	10/15/2023	76
HOST HOTELS & RESORTS LP	CORPORATE BOND	3.88%	DUE	04/01/2024	142
HOST HOTELS & RESORTS LP	CORPORATE BOND	3.88%	DUE	04/01/2024	254
HUGHES SATELLITE SYSTEMS	CORPORATE BOND	6.50%	DUE	06/15/2019	52
HUGHES SATELLITE SYSTEMS	CORPORATE BOND	6.50%	DUE	06/15/2019	52
HUMANA INC	CORPORATE BOND	3.95%	DUE	03/15/2027	145
HUMANA INC	CORPORATE BOND	3.95%	DUE	03/15/2027	207
HUMANA INC	CORPORATE BOND	4.80%	DUE	03/15/2047	79
HUMANA INC	CORPORATE BOND	4.80%	DUE	03/15/2047	226
ICAHN ENTERPRISES	CORPORATE BOND	6.00%	DUE	08/01/2020	360
ICICI BANK LTD/DUBAI	CORPORATE BOND	4.70%	DUE	02/21/2018	527
INCITEC PIVOT FIN LLC	CORPORATE BOND	6.00%	DUE	12/10/2019	212
INTL LEASE FINANCE CORP	CORPORATE BOND	6.25%	DUE	05/15/2019	498
IPALCO ENTERPRISES INC	CORPORATE BOND	3.45%	DUE	07/15/2020	253
IPALCO ENTERPRISES INC	CORPORATE BOND	3.70%	DUE	09/01/2024	185
JP MORGAN CHASE & CO	CORPORATE BOND	6.40%	DUE	05/15/2038	158
JP MORGAN CHASE & CO	CORPORATE BOND	5.60%	DUE	07/15/2041	161
JP MORGAN CHASE & CO	CORPORATE BOND	4.50%	DUE	01/24/2022	241
JP MORGAN CHASE & CO	CORPORATE BOND	3.38%	DUE	05/01/2023	178
JP MORGAN CHASE & CO	CORPORATE BOND	3.88%	DUE	09/10/2024	522
JP MORGAN CHASE & CO	CORPORATE BOND	3.78%	DUE	02/01/2028	518
JABIL INC	CORPORATE BOND	8.25%	DUE	03/15/2018	481
KENNAMETAL INC	CORPORATE BOND	3.88%	DUE	02/15/2022	76
KIMCO REALTY	CORPORATE BOND	3.30%	DUE	02/01/2025	164
KINDER MORGAN ENERGY PART	CORPORATE BOND	5.95%	DUE	02/15/2018	502
KINDER MORGAN ENERGY PART	CORPORATE BOND	3.95%	DUE	09/01/2022	258
KINDER MORGAN ENERGY PART	CORPORATE BOND	3.95%	DUE	09/01/2022	284
KINDER MORGAN INC	CORPORATE BOND	5.55%	DUE	06/01/2045	71
KINDER MORGAN INC	CORPORATE BOND	5.55%	DUE	06/01/2045	82
KINROSS GOLD CORP	CORPORATE BOND	5.12%	DUE	09/01/2021	391
KINROSS GOLD CORP	CORPORATE BOND	4.50%	DUE	07/15/2027	54
KINROSS GOLD CORP	CORPORATE BOND	4.50%	DUE	07/15/2027	40
KINROSS GOLD CORP	CORPORATE BOND	4.50%	DUE	07/15/2027	54
KRAFT HEINZ FOODS CO	CORPORATE BOND	3.00%	DUE	06/01/2026	241
KRAFT HEINZ FOODS CO	CORPORATE BOND	3.00%	DUE	06/01/2026	241
LAZARD GROUP	CORPORATE BOND	4.25%	DUE	11/14/2020	260
LAZARD GROUP	CORPORATE BOND	4.25%	DUE	11/14/2020	833
LAZARD GROUP	CORPORATE BOND	3.62%	DUE	03/01/2027	106

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
LEGG MASON INC	CORPORATE BOND	5.62%	DUE	01/15/2044	117
LEGG MASON INC	CORPORATE BOND	5.62%	DUE	01/15/2044	223
LEGG MASON INC	CORPORATE BOND	4.75%	DUE	03/15/2026	536
LENNAR CORP	CORPORATE BOND	4.50%	DUE	11/15/2019	513
MPLX LP	CORPORATE BOND	4.88%	DUE	06/01/2025	31
MPLX LP	CORPORATE BOND	4.88%	DUE	06/01/2025	31
MPLX LP	CORPORATE BOND	4.88%	DUE	06/01/2025	31
MPLX LP	CORPORATE BOND	4.88%	DUE	06/01/2025	8
MPLX LP	CORPORATE BOND	4.88%	DUE	06/01/2025	107
MPLX LP	CORPORATE BOND	4.12%	DUE	03/01/2027	118
MPLX LP	CORPORATE BOND	4.12%	DUE	03/01/2027	138
MPLX LP	CORPORATE BOND	5.20%	DUE	03/01/2047	22
MPLX LP	CORPORATE BOND	5.20%	DUE	03/01/2047	88
MAJAPAHIT HOLDINGS 144A	CORPORATE BOND	7.75%	DUE	01/20/2020	520
MARATHON PETROLEUM CORP	CORPORATE BOND	6.50%	DUE	03/01/2041	113
MARATHON PETROLEUM CORP	CORPORATE BOND	6.50%	DUE	03/01/2041	219
MASCO CORP	CORPORATE BOND	3.50%	DUE	04/01/2021	254
MATTEL INC	CORPORATE BOND	1.70%	DUE	03/15/2018	314
MCCORMICK & CO	CORPORATE BOND	3.40%	DUE	08/15/2027	481
MCCORMICK & CO	CORPORATE BOND	4.20%	DUE	08/15/2047	47
MCCORMICK & CO	CORPORATE BOND	4.20%	DUE	08/15/2047	211
MCKESSON CORP	CORPORATE BOND	6.00%	DUE	03/01/2041	214
MEDTRONIC INC	CORPORATE BOND	4.62%	DUE	03/15/2045	151
MERRILL LYNCH & CO	CORPORATE BOND	7.75%	DUE	05/14/2038	225
MICROSOFT CORP	CORPORATE BOND	3.50%	DUE	02/12/2035	146
MID AMERICA APT LP	CORPORATE BOND	3.60%	DUE	06/01/2027	95
MIDAMERICAN ENERGY HOLDINGS	CORPORATE BOND	6.12%	DUE	04/01/2036	187
MIDAMERICAN ENERGY HOLDINGS	CORPORATE BOND	6.12%	DUE	04/01/2036	267
MONSANTO COMPANY	CORPORATE BOND	4.40%	DUE	07/15/2044	46
MONSANTO COMPANY	CORPORATE BOND	4.40%	DUE	07/15/2044	13
MONSANTO COMPANY	CORPORATE BOND	4.40%	DUE	07/15/2044	266
MORGAN STANLEY	CORPORATE BOND	3.62%	DUE	01/20/2027	450
MORGAN STANLEY	CORPORATE BOND	4.88%	DUE	11/01/2022	215
MORGAN STANLEY	CORPORATE BOND	4.88%	DUE	11/01/2022	2
MORGAN STANLEY	CORPORATE BOND	4.88%	DUE	11/01/2022	9
MORGAN STANLEY	CORPORATE BOND	4.88%	DUE	11/01/2022	296
MORGAN STANLEY	CORPORATE BOND	4.88%	DUE	11/01/2022	538
MOSAIC COMPANY	CORPORATE BOND	3.25%	DUE	11/15/2022	198
MOSAIC COMPANY	CORPORATE BOND	4.05%	DUE	11/15/2027	206
NABORS INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	01/15/2023	34
NABORS INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	01/15/2023	82
NABORS INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	01/15/2023	253
NABORS INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	01/15/2023	183
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	25
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	14
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	45
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	11
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	15
NATIONAL OILWELL INC	CORPORATE BOND	3.95%	DUE	12/01/2042	221
NEUBERGER BERMAN GROUP /FIN	CORPORATE BOND	4.50%	DUE	03/15/2027	100
NEUBERGER BERMAN GROUP /FIN	CORPORATE BOND	4.50%	DUE	03/15/2027	263
NEWFIELD EXPLORATION	CORPORATE BOND	5.75%	DUE	01/30/2022	79
NEWFIELD EXPLORATION	CORPORATE BOND	5.75%	DUE	01/30/2022	28

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
NISOURCE FINANCE CORP	CORPORATE BOND	5.45%	DUE	09/15/2020	296
NISOURCE FINANCE CORP	CORPORATE BOND	5.80%	DUE	02/01/2042	99
NISOURCE FINANCE CORP	CORPORATE BOND	3.95%	DUE	03/30/2048	425
O'REILLY AUTOMOTIVE INC	CORPORATE BOND	3.60%	DUE	09/01/2027	863
OHIO EDISON	CORPORATE BOND	8.25%	DUE	10/15/2038	153
ORACLE CORP	CORPORATE BOND	4.12%	DUE	05/15/2045	113
PBF HOLDING CO LLC	CORPORATE BOND	7.00%	DUE	11/15/2023	104
PACIFIC GAS & ELECTRIC CORP	CORPORATE BOND	6.05%	DUE	03/01/2034	183
PARK AEROSPACE HOLDINGS	CORPORATE BOND	5.25%	DUE	08/15/2022	127
PARK AEROSPACE HOLDINGS	CORPORATE BOND	5.25%	DUE	08/15/2022	121
PARK AEROSPACE HOLDINGS	CORPORATE BOND	4.50%	DUE	03/15/2023	52
PARK AEROSPACE HOLDINGS	CORPORATE BOND	4.50%	DUE	03/15/2023	52
PARK AEROSPACE HOLDINGS	CORPORATE BOND	4.50%	DUE	03/15/2023	159
PENNSYLVANIA ELECTRIC CO	CORPORATE BOND	4.15%	DUE	04/15/2025	314
PEPSICO INC	CORPORATE BOND	5.50%	DUE	01/15/2040	109
PETROLEOS MEXICANOS	CORPORATE BOND	5.50%	DUE	01/21/2021	531
PETROLEOS MEXICANOS	CORPORATE BOND	6.38%	DUE	01/23/2045	251
PHILLIPS 66 PARTNERS LP	CORPORATE BOND	2.65%	DUE	02/15/2020	325
PHILLIPS 66 PARTNERS LP	CORPORATE BOND	3.75%	DUE	03/01/2028	145
PITNEY BOWES	CORPORATE BOND	3.38%	DUE	10/01/2021	367
PLAINS ALL AMER PIPELINE	CORPORATE BOND	4.70%	DUE	06/15/2044	117
PLAINS ALL AMER PIPELINE	CORPORATE BOND	4.50%	DUE	12/15/2026	117
PRICELINE GROUP INC THE	CORPORATE BOND	2.75%	DUE	03/15/2023	1,196
PUGET ENERGY INC	CORPORATE BOND	6.50%	DUE	12/15/2020	249
PUGET ENERGY INC	CORPORATE BOND	5.76%	DUE	10/01/2039	230
QVC INC	CORPORATE BOND	5.12%	DUE	07/02/2022	529
QVC INC	CORPORATE BOND	3.12%	DUE	04/01/2019	502
QVC INC	CORPORATE BOND	4.45%	DUE	02/15/2025	281
QUALCOMM INC	CORPORATE BOND	4.30%	DUE	05/20/2047	121
RPM INTERNATIONAL INC	CORPORATE BOND	3.75%	DUE	03/15/2027	61
REGIONS BANK	CORPORATE BOND	7.50%	DUE	05/15/2018	453
REINSURANCE GROUP	CORPORATE BOND	4.70%	DUE	09/15/2023	504
REINSURANCE GROUP	CORPORATE BOND	3.95%	DUE	09/15/2026	537
RELIANCE STEEL AND ALUMINUM	CORPORATE BOND	4.50%	DUE	04/15/2023	527
REYNOLDS AMERICAN INC	CORPORATE BOND	5.85%	DUE	08/15/2045	106
ROYAL BANK OF SCOTLAND GROUP	CORPORATE BOND	3.50%	DUE	05/15/2023	526
LEIDOS HOLDINGS INC	CORPORATE BOND	4.45%	DUE	12/01/2020	541
SVB FINANCIAL GROUP	CORPORATE BOND	3.50%	DUE	01/29/2025	276
SABINE PASS LIQUEFACTION	CORPORATE BOND	4.20%	DUE	03/15/2028	531
SHERWIN WILLIAMS	CORPORATE BOND	4.50%	DUE	06/01/2047	66
SHIRE ACQ INV IRELAND DA	CORPORATE BOND	2.88%	DUE	09/23/2023	246
SOUTHERN COPPER CORP	CORPORATE BOND	6.75%	DUE	04/16/2040	98
SPRINT NEXTEL CORP	CORPORATE BOND	9.25%	DUE	04/15/2022	256
STANDARD INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	02/15/2023	25
STANDARD INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	02/15/2023	6
STANDARD INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	02/15/2023	5
STANDARD INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	02/15/2023	11
STANDARD INDUSTRIES INC	CORPORATE BOND	5.50%	DUE	02/15/2023	62
SUNOCO LOGISTICS PARTNER	CORPORATE BOND	4.00%	DUE	10/01/2027	103
SYNCHRONY FINANCIAL	CORPORATE BOND	3.95%	DUE	12/01/2027	548
SYNCHRONY BANK	CORPORATE BOND	3.00%	DUE	06/15/2022	523
SYNCHRONY BANK	CORPORATE BOND	3.00%	DUE	06/15/2022	548
TCP CAPITAL CORP	CORPORATE BOND	4.12%	DUE	08/11/2022	310

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
TCP CAPITAL CORP	CORPORATE BOND	4.12%	DUE	08/11/2022	187
TANGER PROPERTIES LP	CORPORATE BOND	3.12%	DUE	09/01/2026	238
TESORO LOGISTICS LP/CORP	CORPORATE BOND	6.25%	DUE	10/15/2022	197
TEVA PHARMACEUTICALS NE	CORPORATE BOND	1.70%	DUE	07/19/2019	170
TEVA PHARMACEUTICALS NE	CORPORATE BOND	2.20%	DUE	07/21/2021	47
TEVA PHARMACEUTICALS NE	CORPORATE BOND	2.20%	DUE	07/21/2021	78
TEVA PHARMACEUTICALS NE	CORPORATE BOND	2.20%	DUE	07/21/2021	77
TEVA PHARMACEUTICALS NE	CORPORATE BOND	2.20%	DUE	07/21/2021	206
TEXTRON INC	CORPORATE BOND	3.65%	DUE	03/15/2027	61
TIME WARNER CABLE INC	CORPORATE BOND	6.75%	DUE	06/15/2039	210
TIME WARNER CABLE INC	CORPORATE BOND	5.88%	DUE	11/15/2040	108
TRINITY ACQUISITION PLC	CORPORATE BOND	4.40%	DUE	03/15/2026	529
TURKIYE GARANTI BANKASI	CORPORATE BOND	4.75%	DUE	10/17/2019	259
TURKIYE GARANTI BANKASI	CORPORATE BOND	4.75%	DUE	10/17/2019	254
UDR INC	CORPORATE BOND	3.50%	DUE	07/01/2027	125
UBS GROUP FUNDING SWITZE	CORPORATE BOND	2.86%	DUE	08/15/2023	1,087
UNITED MEXICAN STATES	CORPORATE BOND	6.75%	DUE	09/27/2034	423
UNITED MEXICAN STATES	CORPORATE BOND	4.75%	DUE	03/08/2044	479
UNITED TECHNOLOGIES CORP	CORPORATE BOND	4.50%	DUE	06/01/2042	105
UNITED HEALTH GROUP INC	CORPORATE BOND	6.88%	DUE	02/15/2038	152
UNUM GROUP	CORPORATE BOND	3.88%	DUE	11/05/2025	51
UNUM GROUP	CORPORATE BOND	3.88%	DUE	11/05/2025	205
UNUM GROUP	CORPORATE BOND	3.88%	DUE	11/05/2025	282
VALE OVERSEAS LTD	CORPORATE BOND	6.88%	DUE	11/21/2036	98
VALE OVERSEAS LTD	CORPORATE BOND	5.88%	DUE	06/10/2021	545
VALLEY NATIONAL BANCORP	CORPORATE BOND	5.12%	DUE	09/27/2023	107
VERIZON COMMUNICATIONS	CORPORATE BOND	6.55%	DUE	09/15/2043	244
VERIZON COMMUNICATIONS	CORPORATE BOND	6.55%	DUE	09/15/2043	261
VERIZON COMMUNICATIONS	CORPORATE BOND	4.86%	DUE	08/21/2046	45
VERIZON COMMUNICATIONS	CORPORATE BOND	4.86%	DUE	08/21/2046	59
VERIZON COMMUNICATIONS	CORPORATE BOND	4.12%	DUE	03/16/2027	31
VERIZON COMMUNICATIONS	CORPORATE BOND	4.12%	DUE	03/16/2027	36
VERIZON COMMUNICATIONS	CORPORATE BOND	4.12%	DUE	03/16/2027	33
VERIZON COMMUNICATIONS	CORPORATE BOND	4.12%	DUE	03/16/2027	8
VERIZON COMMUNICATIONS	CORPORATE BOND	4.12%	DUE	03/16/2027	104
VIACOM INC	CORPORATE BOND	4.25%	DUE	09/01/2023	35
VIACOM INC	CORPORATE BOND	4.25%	DUE	09/01/2023	53
VIACOM INC	CORPORATE BOND	4.25%	DUE	09/01/2023	53
VIRGINIA ELECTRIC POWER	CORPORATE BOND	8.88%	DUE	11/15/2038	190
WEINGARTEN REALTY INVESTORS	CORPORATE BOND	3.25%	DUE	08/15/2026	43
WELLPOINT INC	CORPORATE BOND	4.65%	DUE	01/15/2043	99
WELLS FARGO FINANCIAL	CORPORATE BOND	3.07%	DUE	01/24/2023	312
WESTERN GAS PARTNERS	CORPORATE BOND	4.00%	DUE	07/01/2022	179
WESTERN GAS PARTNERS	CORPORATE BOND	4.00%	DUE	07/01/2022	689
WILLIS GROUP HOLDINGS LTD	CORPORATE BOND	5.75%	DUE	03/15/2021	272
WILLIS GROUP HOLDINGS LTD	CORPORATE BOND	5.75%	DUE	03/15/2021	234
WYETH	CORPORATE BOND	5.95%	DUE	04/01/2037	141
XL CAPITAL LTD	CORPORATE BOND	6.38%	DUE	11/15/2024	536
XLIT LTD	CORPORATE BOND	4.45%	DUE	03/31/2025	109
XLIT LTD	CORPORATE BOND	4.45%	DUE	03/31/2025	95
XLIT LTD	CORPORATE BOND	4.45%	DUE	03/31/2025	256
XLIT LTD	CORPORATE BOND	4.45%	DUE	03/31/2025	77
XLIT LTD	CORPORATE BOND	5.50%	DUE	03/31/2045	212

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
ZIMMER BIOMET HOLDINGS INC	CORPORATE BOND	4.45%	DUE	08/15/2045	217
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/15/2041	15,734
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/15/2041	2,053
FNMA	FEDERAL GOVERNMENT AND AGENCY BOND	4.00%	DUE	04/01/2040	868
FHLMC	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/13/2041	642
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/23/2042	5,841
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	01/23/2042	1,447
GNMA II	FEDERAL GOVERNMENT AND AGENCY BOND	4.00%	DUE	01/20/2041	3,492
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	137
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	69
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	69
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	46
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	46
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	263
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	217
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	3.50%	DUE	02/15/2039	2,764
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	133
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	57
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	48
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	48
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	57
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	67
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	95
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	57
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	152
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	2,264
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	266
WI TREASURY SEC.	FEDERAL GOVERNMENT AND AGENCY BOND	2.50%	DUE	05/15/2046	209
US TREASURY N/B	FEDERAL GOVERNMENT AND AGENCY BOND	1.62%	DUE	08/31/2022	1,395
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.62%	DUE	11/30/2020	3,019
US TREASURY N\B	FEDERAL GOVERNMENT AND AGENCY BOND	1.62%	DUE	11/30/2020	2,475
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(2)
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	1
5 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	4
2 YR US TR NOTES	FUTURES CONTRACT	0.00%	DUE	04/04/2018	(41)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	8
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(7)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(3)
20 YR US TR BONDS	FUTURES CONTRACT	0.00%	DUE	03/29/2018	(5)
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	28

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2017
(In thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	11
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	20
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	1
US ULTRA T-BOND	FUTURES CONTRACT	0.00%	DUE	03/29/2018	4
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/01/2047	2,079
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/01/2047	2,466
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	12/01/2047	1,620
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	12/01/2047	3,164
FHLMC GOLD	MORTGAGE-BACKED SECURITY	3.50%	DUE	04/01/2046	3,092
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	04/01/2047	102
FHLMC GOLD	MORTGAGE-BACKED SECURITY	4.00%	DUE	04/01/2047	101
FHLMC	MORTGAGE-BACKED SECURITY	4.50%	DUE	06/01/2047	4,146
FHLMC	MORTGAGE-BACKED SECURITY	3.50%	DUE	11/01/2047	256
FHLMC	MORTGAGE-BACKED SECURITY	4.00%	DUE	12/01/2047	293
FHLMC	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/01/2047	1,054
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	05/01/2056	649
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	06/01/2056	305
FNMA	MORTGAGE-BACKED SECURITY	4.50%	DUE	08/01/2047	210
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	08/01/2047	2,129
FNMA	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/01/2047	7,330
GNMA II	MORTGAGE-BACKED SECURITY	4.00%	DUE	10/20/2047	157
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/20/2047	180
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	10/20/2047	1,261
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	09/20/2047	258
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	11/20/2047	362
GNMA II	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/20/2047	466
GNMA I	MORTGAGE-BACKED SECURITY	3.50%	DUE	12/15/2047	363
BCM SWAPTION	OPTIONS	2.94%	DUE	12/13/2032	515
BCM SWAPTION	OPTIONS	2.44%	DUE	12/13/2032	260
STATE STREET STIF	SWEEP INVESTMENT				22
LIABILITIES IN EXCESS OF OTHER ASSETS					(37,663)
TOTAL MASSMUTUAL STABLE VALUE FUND					$222,503

*NOTES RECEIVABLE FROM PARTICIPANTS	PARTICIPANT LOANS 2.36% to 11.50%			2018-2025	$91,783

*Indicates party-in-interest to the Plan
All investments are participant directed; therefore, cost value has been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cigna 401(k) PLAN

Date: June 26, 2018	By:	/s/ Jill Vaslow
Jill Vaslow
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.